

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13002620

Act: 1934
Section:
Rule: 102
Public Availability: 7/17/2013

No Act
PE 7/17/13

Securities Act of 1933
Section 3(a)(10)

Securities Exchange Act of 1934
Rule 13e-4 and Rule 102 of Regulation M

July 17, 2013

Jon S. Cohen
Snell & Wilmer L.L.P.
One Arizona Center
400 East Van Buren Street
Suite 1900
Phoenix, AZ 85004-2202

Response of the Division of Corporation Finance
and the Division of Trading and Markets

Re: IMH Financial Corporation
File No. TP 13-09
Incoming letter dated July 17, 2013

We are responding to your letter requesting exemptive and no-action relief dated July 17, 2013, as supplemented by telephone conversations with the staff. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed photocopy of your correspondence. Capitalized terms have the same meanings as defined in your letter.

Section 3(a)(10) of the Securities Act and Rule 13e-4 under the Exchange Act

The Division of Corporation Finance will not recommend enforcement action to the Commission if IMH, in reliance on your opinion of counsel that the exemption under Section 3(a)(10) of the Securities Act is available, issues the Exchange Notes in exchange for shares of IMH Common Stock held by the Class members in the Notes Offering, each as described in your letter, without registration under the Securities Act. In reaching this position, we have noted that:

- the Court will conduct a hearing on the fairness of the terms and conditions of the Stipulation, including the issuance in the Notes Offering of Exchange Notes in exchange for shares of IMH Common Stock held by the Class members;
- the Court will approve the fairness of the terms and conditions of the Notes Offering before issuance of the Exchange Notes in the Notes Offering pursuant to the Stipulation;
- all prospective recipients of the Exchange Notes in the Notes Offering have received notice of the hearing regarding the Stipulation and will have the opportunity to be heard at the hearing; and
- IMH has advised the Court before the hearing that, if the Court approves the terms and conditions of the Stipulation, its approval of the Stipulation will constitute the basis for the issuance of the Exchange Notes in the Notes Offering without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).

Further, the Division will not recommend enforcement action to the Commission if IMH undertakes and consummates the Notes Offering pursuant to the Stipulation as described in your letter without compliance with Rule 13e-4 under the Exchange Act.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach different conclusions. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Rule 102 of Regulation M

As described in your letter, IMH is engaged in a distribution of Convertible Notes subject to Rule 102 of Regulation M pursuant to the Rights Offering. As a result, bids for or purchases of the Convertible Notes or any other covered security, including IMH Common Stock, by IMH or by an affiliated purchaser of IMH that are not specifically excepted or exempted from the provisions of Rule 102 are prohibited during the restricted period specified in Rule 102.[1] You seek an exemption from Rule 102 in order to permit IMH to purchase IMH Common Stock in the Notes Offering as described in your letter.

In your letter, you represent the following:

---

[1] The terms "covered security," "affiliated purchaser," and "restricted period" are defined in Rule 100 of Regulation M.

- Both offerings are being conducted pursuant to the Stipulation and settlement of the CAC, which the Delaware Court of Chancery must approve the fairness of the terms and conditions of;
- Pursuant to the Stipulation, IMH is required to effect the Notes Offering and the Rights Offering within 30 days after final approval of the settlement;
- The exchange rate and the Terms of the Rights Offering were determined with reference to two prior transactions related to the settlement at issue;
- There is no trading market for any of the IMH Common Stock, Convertible Notes, or Exchange Notes;
- The terms of the Notes Offering, including the pricing of the exchange rate and the relationship of that pricing to the Rights Offering pricing, will be fully disclosed to the Class members eligible to participate in the Rights Offering;
- The Rights Offering, while limited to accredited investors, is not intended to favor any special sub-group of IMH shareholders;
- The purchase of the IMH Common Stock in the Notes Offering is not for the purpose of manipulating the Rights Offering; and
- Except as otherwise exempted, IMH will comply with Regulation M.

Based on the facts and representations you have made, the purchase of IMH Common Stock in the Notes Offering does not appear to result in any of the abuses that Rule 102 is designed to prevent. Accordingly, on the basis of these facts and representations, but without necessarily concurring in your analysis, the Commission hereby grants IMH an exemption from Rule 102 of Regulation M pursuant to paragraph (e) thereof to permit IMH to purchase IMH Common Stock in the Notes Offering as described. This exemptive relief is conditioned on the Delaware Court of Chancery approving the fairness of the terms and conditions of the Stipulation and settlement of the CAC.

The foregoing exemption from Rule 102 of Regulation M is based solely on your representations and the facts presented to the Staff and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division of Trading and Markets expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,



Mark F. Vilardo
Special Counsel
Office of Chief Counsel



Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

For the Commission,
by the Division of Trading and Markets,
pursuant to delegated authority,[2]



Josephine J. Tao
Assistant Director

---

2 17 CFR 200.30-3(a)(6).

Snell & Wilmer
L.L.P.
LAW OFFICES

One Arizona Center
400 East Van Buren Street
Suite 1900
Phoenix, Arizona 85004-2202
602.382.6000
602.382.6070 (Fax)
www.swlaw.com

DENVER
LAS VEGAS
LOS ANGELES
LOS CABOS
ORANGE COUNTY
PHOENIX
RENO
SALT LAKE CITY
TUCSON

July 17, 2013

VIA E-MAIL

SEC Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4561

Securities Act of 1933, as amended - Section 3(a)(10)

Michele M. Anderson
Nicholas P. Panos
Office of Mergers and Acquisitions
Division of Corporation Finance

Securities and Exchange Act of 1934, as amended – Rule 13e-4

Josephine Tao
Division of Trading and Markets
Mail Stop 7010

Securities and Exchange Act of 1934, as amended – Rule 102 of Regulation M

100 F Street, NE
Washington, DC 20549

Re: IMH Financial Corporation

Ladies and Gentlemen:

We are writing on behalf of IMH Financial Corporation, Inc., a Delaware corporation ("**IMH**" or the "**Corporation**"), with respect to a proposed "**Notes Offering,**" as defined in that certain Stipulation and Agreement of Compromise, Settlement and Release (the "**Stipulation**") by and among the following: (i) Defendants IMH, Investors Mortgage Holdings Inc. ("**Manager**"), IMH Holdings, LLC ("**Holdings**"), IMH Secured Loan Fund LLC (the "**Fund**"), Shane Albers ("**Albers**"), William Meris ("**Meris**") and Steven Darak ("**Darak**") (collectively "**Defendants**"); (ii) Plaintiffs IRA FBO Dennis Miceli, Charlotte Wood, and Howard Weitz IRA (collectively "**Class Plaintiffs**"), on their own behalf and on behalf of a Class as defined below; and (iii) interested non-parties New World Realty Advisors, LLC ("**NWRA**"), NWRA Ventures I, LLC ("**NW Capital**"), and their affiliates, members, and employees (collectively "**Interested Non-Parties,**" and together with the Defendants and the Class Plaintiffs, the "**Settling Parties**").

The Stipulation (excluding its exhibits) is attached hereto as Exhibit A. As part of this settlement, which is subject to final court approval, IMH is required to commence a $20 million "Notes Offering" by which the Class members will have the option to exchange an aggregate of 2,493,765 shares of IMH Class B and C Common Stock for notes (the "**Exchange Notes**"), at an exchange rate of one share for $8.02 in Exchange Notes (in 25 shares lots). The Stipulation and the Notes Offering are described in more detail below.

I. Request.

By this letter, we respectfully request confirmation from the staff of the Division of Corporation Finance (the "**Staff**") that, based on the facts and circumstances set forth below, it will not recommend any enforcement action to the Securities and Exchange Commission (the "**SEC**") if IMH undertakes the Notes Offering pursuant to the Stipulation, and issues and sells the Exchange Notes (a) without registration under the Securities Act of 1933, as amended (the "**Securities Act**"), in reliance on the exemption therefrom provided by Section 3(a)(10) thereof, and (b) without compliance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). In addition, we request that the staff of the Division of Trading and Markets (the "**Division**") grant IMH an exemption from the prohibitions of Rule 102(a) of Regulation M under the Exchange Act with respect to IMH's acquisition of its Class B and C Common Stock in the Notes Offering in advance of the Rights Offering described below, pursuant to the authority provided by Rule 102(e) of Regulation M.

IMH has provided us with, and has authorized us to make on their behalf, the factual representations about them and the transactions set forth in this letter.

II. Background

1. The Corporation

IMH is a reporting company pursuant to Section 12(g) of the Exchange Act. Its most recent filing under the Exchange Act was the Form 10-Q for the quarterly period ended March 31, 2013. IMH's predecessor entity, IMH Secured Loan Fund, LLC, or the Fund, was organized in May 2003 and commenced operations in August 2003, focusing on investments in senior short-term whole commercial real estate mortgage loans collateralized by first mortgages on real property. The Fund was externally managed by Investors Mortgage Holdings, Inc. (the "Manager"), which was incorporated in Arizona in June 1997. On June 18, 2010, following approval by members representing 89% of membership units of the Fund voting on the matter, the Fund became internally-managed through the acquisition of the Manager and conversion into a Delaware corporation in a series of transactions that are referred to as the Conversion Transactions. In the Conversion Transactions, each membership unit in the Fund was converted into 220.3419 shares of IMH Class B or Class C Common Stock. This conversion transaction was filed with the Commission on Form S-4 Registration Statement (File No. 333-164087) on December 31, 2009 and declared effective by the Commission on May 14, 2010.

Following the Conversion Transactions, IMH authorized stock is divided into the following classes (and subclasses):

Class	Authorized Shares	Shares Issued and Outstanding[1]
Common Stock, par value $0.01	150,208,500	50,000
Class B Common Stock, par value $0.01: (divided into four subclasses)	16,994,144	
Class B-1	4,023,400	3,811,342
Class B-2	4,023,400	3,811,342
Class B-3	8,165,700	7,735,169
Class B-4	781,644	627,579
Class C Common Stock	15,803,212	838,448
Class D Common Stock	16,994,144	0
Series A Preferred Stock, par value $0.01	7,878,710[2]	0

[1] As of December 31, 2012.

[2] As provided in the Certificate of Designation for the Series A Preferred Stock, this number is subject to increase or decrease to reflect the shares actually issued upon any conversion of the NW Capital loan and the Convertible Notes. The Company estimates that if $10,000,000 of Convertible Notes are issued, a maximum of 9,303,429 of Series A Preferred Stock could be issued upon conversion of the NW Capital loan and the Convertible Notes based on the estimated maximum potential outstanding principal and deferred interest through maturity.

Shares of Class B and C Common Stock were issued in the Conversion Transactions to holders of interests in the Fund. In the Conversion Transactions, a holder of Fund interests could elect to receive either Class B or Class C Common Stock. If a holder elected to receive Class B Common Stock, it received 25% of such shares as Class B-1 shares, 25% as Class B-2 shares, and 50% as Class B-3 shares. The total number of authorized shares of each such subclass actually issued was based upon the elections made by IMH shareholders to receive either shares of Class B or Class C Common Stock in the Conversion Transactions.

The shares of Class B and C Common Stock are subject to transfer restrictions that are described in the Corporation's Certificate of Incorporation. Generally, the transfer restrictions will end at a specified period of time after the Corporation effects an initial public offering or the

Corporation advises its shareholders that the Board of Directors has determined not to pursue an initial public offering. The principal difference between the subclasses of Class B Common Stock is the length of the transfer restriction period required for each such subclass. The Class B-4 shares were issued solely to the Corporation's insiders, Mr. Albers and Mr. Meris, in the Conversion Transactions, and are subject to additional transfer restrictions and other restrictions that are not applicable to the other classes or subclasses of common securities. When the transfer restrictions lapse, the Class B and C Common Stock can be converted into shares of Common Stock. In certain cases, Class C Common Stock may be converted into Class B Common Stock. The Class D Common Stock will be issued in exchange for Class B and C Common Stock that have been submitted for conversion but for which the holder has not provided a representation that it has complied with the applicable transfer restrictions on such stock.

The transfer restrictions are enforced through a custodian, who maintains book entry records of holders of the shares of Class B and C Common Stock until those shares are converted into shares of Common Stock.

Messrs. Albers and Meris were the directors of IMH following the consummation of the Conversion Transactions and were previously the directors of the Manager. Mr. Albers resigned as a director effective June 7, 2011. Mr. Darak has been the Chief Financial Officer, Treasurer, and Secretary of IMH since the consummation of the Conversion Transactions and was the Chief Financial Officer of the Manager before that time. Mr. Darak was appointed as a director on April 6, 2011.

On June 7, 2011, IMH entered into and closed the funding of a $50.0 million senior secured convertible loan with NW Capital (the "**NW Capital loan**"). The NW Capital loan is convertible into IMH Series A Preferred Stock at any time prior to maturity at an initial conversion rate of 104.3 shares of Series A Preferred Stock per $1,000 principal amount of the loan, subject to adjustment. The Series A Preferred Stock is convertible into Common Stock on a share for share basis, again subject to adjustment in certain cases. The loan is severally, but not jointly, guaranteed by substantially all of the existing and future subsidiaries of IMH, subject to certain exceptions and releases, and is secured by a security interest in substantially all of IMH's assets.

In connection with the NW Capital loan, effective June 7, 2011, Mr. Albers resigned from his position as Chief Executive Officer and director pursuant to the terms of a Separation Agreement and General Release. In connection with Mr. Albers' resignation, IMH consented to the transfer of all of Mr. Albers' holdings in IMH to an affiliate of NW Capital. As a result, the affiliate acquired 1,423 shares of Class B-1 Common Stock, 1,423 shares of Class B-2 Common Stock, 2,849 shares of Class B-3 Common Stock, and 313,789 shares of Class B-4 Common Stock for $8.02 per share.

In addition to the above restrictions, the IMH Bylaws provide that all of IMH's equity shares and certain convertible debt are subject to transfer restrictions intended to protect certain IMH tax benefits.

2. The Litigation

Various disputes have arisen relating to the consent solicitation/prospectus used in connection with seeking member approval of the Conversion Transactions. Three proposed class action lawsuits were filed in the Delaware Court of Chancery (on May 25, 2010, June 14, 2010, and June 17, 2010) against IMH and certain affiliated individuals and entities. The May 25 and June 14, 2010 lawsuits contain similar allegations, claiming, in general, that fiduciary duties owed to Fund members and to the Fund were breached because, among other things, the Conversion Transactions were unfair to Fund members, constituted self-dealing, and because the information provided about the Conversion Transactions and related disclosures was false and misleading. The June 17, 2010 lawsuit focuses on whether the Conversion Transactions constituted a "roll up" transaction under the Fund's operating agreement, and seeks damages for breach of the operating agreement.

An action also was filed on June 14, 2010 in the Delaware Court of Chancery against IMH and certain affiliated individuals and entities by Fund members Ronald Tucek and Cliff Ratliff and LGM Capital Partners, LLC. This lawsuit claimed, among other things, that certain fiduciary duties were breached during the proxy solicitation for the Conversion Transactions. All of the separate proxy claims have been settled or dismissed.

The parties in the four above-referenced actions were ordered to consolidate the four actions for all purposes by the Delaware Court of Chancery (hereafter, the "Court"), which also ordered that a consolidated complaint be filed, to be followed by consolidated discovery. On July 15, 2011, plaintiffs filed an amended consolidated complaint entitled "Verified Amended and Supplemental Consolidated Class Action Complaint" ("CAC"). On August 29, 2011, defendants filed a Motion to Dismiss in Part the CAC. Plaintiffs filed their brief in opposition on September 28, 2011 and defendants filed their reply brief on November 2, 2011. Oral argument on the Corporation's motion to dismiss was scheduled to take place on February 13, 2012.

On January 31, 2012, the Corporation reached a tentative settlement in principle to resolve all claims asserted by the class plaintiffs in the CAC. The tentative settlement in principle, memorialized in a Memorandum of Understanding ("**MOU**") previously filed with the Corporation's Form 8-K dated February 6, 2012, was subject to certain class certification conditions, confirmatory discovery, and final court approval (including a fairness hearing). Following confirmatory discovery, the parties entered into the Stipulation, which lays out in more detail the principles for final settlement of the CAC originally established in the MOU. The Stipulation contemplates a full release and settlement of all claims against IMH and the other defendants in connection with the claims made in the CAC. The key elements of the Stipulation are described in more detail below.

3. Description of the Stipulation

a. Settlement Terms.

The following are some of the key elements of the settlement:

- IMH is required to make the $20.0 million Notes Offering of 4% five-year subordinated notes to members of the Class in exchange for 2,493,765 shares of IMH common stock at an exchange rate of $8.02 per share. The Notes Offering is described in more detail below.

- IMH is required to offer to Class members who are accredited investors $10.0 million of new convertible notes (the "**Convertible Notes**") with the same financial terms as the convertible notes previously issued to NW Capital pursuant to the NW Capital loan, but subject to an intercreditor agreement between the trustee for the Convertible Notes and NW Capital (the "**Rights Offering**").

- IMH will deposit $1.570 million in cash into a settlement escrow account (less approximately $0.225 million to be held in a reserve escrow account that is available for use by IMH to fund its defense costs for other unresolved litigation arising out of or related to the Conversion Transactions). To the extent that funds remain in the settlement escrow account after payment of notice and administration costs, taxes, and any amounts awarded by the Court for attorneys' fees and expenses or to class plaintiffs, they will be distributed to Class members in proportion to the number of IMH shares held by them as of June 23, 2010.

- IMH will enact certain agreed upon corporate governance enhancements, including the appointment of two independent directors to its board of directors within six months following final approval by the Court of the Stipulation and the establishment of a five-person investor advisory committee (which may not be dissolved until such time as IMH has established a seven-member board of directors with at least a majority of independent directors).

- The NWRA consulting contract dated as of February 28, 2011 must be terminable by the IMH board of directors upon payment in full of the NW Capital loan unless that loan has been converted into preferred or common equity.

- Mr. Meris and Darak must agree to additional restrictions on the future sale or redemption of their IMH common stock and IMH may not award new stock options to them pursuant to the 2010 Stock Incentive Plan in 2013.

b. Description of the Class.

Pursuant to the Stipulation, the Court has certified the following non-opt out settlement class (the "**Class**"):

> [A]ll former Unitholders of the Fund who were record holders as of May 13, 2010, and whose Units have been converted into shares of IMH pursuant to the Conversion Transaction. Excluded from the Settlement Class shall be the Defendants herein, any entity in which any Defendant has a controlling interest; the officers, directors, affiliates, legal representatives, heirs, successors, subsidiaries, and/or assigns of any such individual or entity; and any of the broker-dealers (or any of their agents or representatives) which sold Units to Class Plaintiffs or the members of the Class.

c. Notes Offering.

Within 30 days after final approval of the proposed settlement, subject to compliance with securities and other applicable laws and regulations, the Corporation will commence the Rights Offering described above and will also commence a $20 million Notes Offering in which the Class members will have the option to exchange an aggregate of up to 2,493,765 shares of their IMH Common Stock for Exchange Notes, at an exchange rate of one share for $8.02 in Exchange Notes in increments of 25 shares. The $8.02 exchange rate price is the same price paid to Mr. Albers for his stock by an affiliate of NW Capital in connection with his separation from IMH in June of 2011, as described above. The genesis of the pricing of such purchase from Mr. Albers and the relationship of that pricing to the current value of the Corporation's Common Stock will be described in the disclosures for the Notes Offering. The purpose of the Notes Offering is to provide Class members with an opportunity to trade certain of their Common Stock for Exchange Notes.

The Notes Offering is subject to the following terms:

(i) each Exchange Note will have a 5 year maturity, with a 4% per annum non-cumulative coupon, payable quarterly;

(ii) the Exchange Notes will be subordinate in payment and priority to the NW Capital loan and the Convertible Notes that may be issued pursuant to the Rights Offering, as well as other senior indebtedness of the Corporation, and will continue to be subordinate in payment and priority to any shares of IMH Series A Preferred Stock into which the NW Capital loan and

Convertible Notes are converted. Essentially, no payments can be made on the Exchange Notes until the NW Capital loan and the Convertible Notes are paid in full (or in the event that they have been converted into Series A Preferred Stock, while the Series A Preferred Stock is still outstanding), except regular payments of interest can be made as long as certain conditions have not occurred. In addition, pursuant to an Agreement that will be entered into between NW Capital and the trustee for the Exchange Notes, it is contemplated that the Exchange Notes and substantially all rights with respect to the Exchange Notes will be collaterally assigned to NW Capital acting for itself and the holders of the Convertible Notes;

(iii) IMH may not enter into any senior debt obligation that expressly provides that the redemption of the Exchange Notes would constitute an event of default on such senior debt obligation, but such senior debt obligation may have customary affirmative and restrictive covenants relating to, among other matters, tangible net worth, debt service coverage, and liquidity;

(iv) the Corporation will only be authorized to issue additional debt senior to the Exchange Notes so long as the amount of total shareholders' equity after such issuance is greater than twice the amount of the then outstanding aggregate principal amount of the Exchange Notes;

(vi) the Exchange Notes will be held in book entry form by the Corporation's transfer agent or another custodian and will be administered by a trustee for the Exchange Notes; and

(vii) the Exchange Notes may be transferred among Class members, subject to the consent of IMH, which shall not be unreasonably withheld, and compliance with securities and other applicable laws.

(viii) since the Exchange Notes will be issued for increments of 25 shares and in increments of $100, each 25 share exchange will result in a $0.50 fraction, which will be paid in cash.

The Notes Offering will be made to all Class members on the following terms:

(i) the Corporation will offer an aggregate of $10 million in Exchange Notes to those Class members who cast a vote "against" the Conversion Transactions which vote was received by the Corporation by June 23, 2010 (the "**No Vote Pool**");

(ii) the Corporation will offer $10 million in Exchange Notes to all other Class members (the "**Open Pool**");

(iii) Class members will have the right to exchange their shares of common stock designated for exchange in their respective pools on a pro rata basis;

(iv) if the Open Pool is not fully subscribed and the No Vote Pool is oversubscribed, then any oversubscribed exchange requests of "no voters" will be satisfied by the notes that remain unsubscribed in the Open Pool on a pro-rata basis;

(iv) if the No Vote Pool is not fully subscribed and the Open Pool is oversubscribed, then the oversubscribed exchange requests of the Open Pool will be satisfied by the notes that remain unsubscribed in the No Vote Pool on a pro-rata basis;

(v) to the extent that any amount of the two pools (i.e., $20 million) remains unsubscribed after all exchange requests have been satisfied, such unsubscribed Exchange Notes will not be issued; and

(vi) the allocation of the Exchange Notes between the two pools will be administered by the trustee for the Exchange Notes or another exchange agent selected by the Corporation.

On March 21, 2013, the Settling Parties obtained a Scheduling Order from the Court that, among other things, approved the form of Notice of the proposed settlement of the CAC to the Class (the "**Notice**") and provided for a fairness hearing to be held on June 20, 2013. The Notice was mailed to Class members on April 17, 2013 by an independent Claims Administrator. Three Class members timely filed a notice of intention to appear at the fairness hearing and the Court decided to extend the fairness hearing date to July 18, 2013 so that those parties and IMH would have adequate time to prepare for the hearing.

IMH will file an Application For Qualification of Indenture Under the Trust Indenture Act of 1939, on Form T-3, before the Notes Offering is commenced and will not close any portion of the Notes Offering until the Form T-3 is effective.

III. Discussion of the Section 3(a)(10) Exemption

The Notes Offering will be conducted in reliance upon Section 3(a)(10) of the Securities Act, which provides an exemption from the registration requirements of Section 5 of the Securities Act for, in relevant part:

> [A]ny security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is

proposed to issue securities in such exchange shall have the right to appear, by any court ....

Staff Legal Bulletin No. 3A (CF), dated June 18, 2008 (the "**Staff Bulletin**"), provides the Division of Corporation Finance's views regarding the requirements of the Section 3(a)(10) exemption. Pursuant to the Staff Bulletin, before the issuer can rely on the Section 3(a)(10) exemption, the following conditions must be met:

- The securities must be issued in exchange for securities, claims, or property interests; they cannot be offered for cash.

  Application to the Notes Offering: The Exchange Notes will be issued in exchange for IMH Common Stock held by the Class members and the release of claims embodied in the Stipulation. The Exchange Notes are the only offering for which 3(a)(10) will be relied upon. There will be no cash payable by Class members in the exchange, nor is the Rights Offering part of the exchange. Accordingly, there will be an issuance of securities in exchange for other securities, claims, or property interests.

- A court or authorized governmental agency must approve the fairness of the terms and conditions of the exchange.

  Application to the Notes Offering: The Stipulation, and the settlement of the CAC, must be approved by the Delaware Court of Chancery.

- The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued.

  Application to the Notes Offering: Pursuant to Section 28 of the Stipulation, the Court must approve the Stipulation following the fairness hearing, as fair, reasonable, and adequate and in the best interests of the Class. In addition, the Court is requested to approve the terms of the Exchange Notes and the Notes Offering, and the substantive and procedural fairness of the same, and make a specific finding that the terms and conditions of the Notes Offering are fair to the Class members. Pursuant to Delaware Court of Chancery Rule 23(e) ("**Rule 23(e)**"), a class action must first be approved by the Court before it can be dismissed or otherwise compromised. Rule 23(e) is designed to protect the due process rights of Class members, ensure that the settlement represents a genuine bargained-for exchange, and provide benefit to the members of the Class." *See In re Celera Corporation Shareholder Litigation*, 59 A.3d 418, 434 (Del. 2012).

Before the Stipulation can be approved the Court "must make an independent determination, through the exercise of its own business judgment, that the [Stipulation] is intrinsically fair and reasonable." *See Goodrich v. E.F. Hutton Group, Inc., et. al*, 681 A.2d 1039, 1045 (Del. 1996). The Court will make its determination as to both the procedural and substantive fairness of the Settlement. *See Prezant v. DeAngelis*, 636 A.2d 915, 921 (Del. 1994); *see also Polk v. Good*, 507 A.2d 531, 536 (Del. 1986)(stating that, in examining a settlement, a court must "look to the facts and circumstances upon which the claim is based, the possible defenses thereto, and then exercise a form of business judgment to determine the overall reasonableness of the settlement"). The Court's scrutiny of the Stipulation will be more than cursory. *Rome v. Archer*, 197 A.2d 49, 54 (Del 1964). Instead, given the fiduciary character of a class action and pursuant to Rule 23(e), the Court must conduct a substantive review of the Stipulation to determine if the Stipulation is intrinsically fair. *Id.* at 53; *see also De Angelis v. Salton/Maxim Housewares, Inc.*, 641 A.2d 834, 838 (Del. Ch. 1993) (stating that the terms of a proposed settlement must be carefully examined by a court); *In re Amsted Indus, Inc.*, 521 A.2d 1104, 1107 (Del. Ch. 1986) (stating that a court's review of a settlement involves substantive questions of whether the court has sufficient knowledge of the strengths and weaknesses of the claims and defenses to sensibly value the claims and whether the proposed settlement represents a fair judgment of the value of the claims). The Court's final approval order will state that the Court has approved the terms and conditions of the Stipulation and the settlement of the CAC as procedurally and substantively fair. In approving the settlement of the CAC, the Court will have the opportunity to review the preliminary form of disclosure document that will be distributed in connection with the Notes Offering, and that disclosure document will describe to Class members the economic, tax, and other consequences of ownership of Notes. Our analysis of the fairness hearing to be conducted by the Court is consistent with the analysis of Rule 23(e) in Alliance Capital Management Holding, L.P., et al. (August 1, 2002).

- The reviewing court or authorized governmental entity must be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court's or authorized governmental entity's approval of the transaction.

Application to the Notes Offering: Section 2 of the Stipulation contains provisions relating to the application of the Section 3(a)(10) exemption and specifying that Court approval of the Notes Offering will form the basis of the Corporation's reliance on the Section 3(a)(10) exemption. Thus, IMH represents to the Staff that it has advised the Court that it is relying on Section 3(a)(10).

- The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction. The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange. Adequate notice must be given to all those persons. There cannot be any improper impediments to the appearance by those persons at the hearing.

    Application to the Notes Offering: The Notes Offering will be available only to Class members, and all Class members received adequate notice of the hearing and have the opportunity to object in writing and to appear in person or through counsel at the hearing. IMH represents to the Staff that there are no improper impediments to Class members who wish to appear at the hearing. Notice of the hearing, in the form approved by the Court, was given by mail by a Court appointed independent Claims Administrator on April 17, 2013 to Class members who were preliminarily certified as such by the Court, based on the Corporation's books and records and confirmed by the discovery conducted by CAC Class Counsel. The notification procedures were approved by the Court in connection with its approval of the form of Notice. The fairness hearing was initially scheduled for June 20, 2013 and has been extended by the Court to July 18, 2013. Thus, the Notice was given more than 60 days prior to the initial hearing date so that there were at least 45 days for shareholders to think about their position before being required to give the 14-day appearance notice. The Staff has granted no-action requests where notice has been much less than 60 days. *See* Alliance Capital Management Holding, L.P., et al., supra (45 days notices). IMH represents to the Staff that the Notice adequately advised Class members of information necessary to allow them to exercise their rights to appear at the fairness hearing. The Notice described the CAC and the Stipulation of settlement. The Notice also contained specific instructions as to how any Class member could object to or support the proposed settlement by filing a written statement or by appearing in person or by attorney at the fairness hearing.

The Staff Bulletin also provides that the reviewing court making the fairness determination must have sufficient information before it to determine the value of both the securities, claims, or interests to be surrendered and the securities to be issued in the proposed transactions.[1] IMH represents to the Staff that sufficient information for this purpose will be available. At the fairness hearing, Co-Lead Class Counsel will show the fairness of the settlement, including the Notes Offering, noting the prior arms-length transaction with Mr. Albers that set the price for this transaction. In addition, Co-Lead Class Counsel will submit a motion for approval of the settlement, with supporting affidavits, demonstrating that the settlement is fair and reasonable and in the best interests of the Class. Thus, the Delaware Court

[1] See Section 4(B)(2) and footnote 16 of the Staff Bulletin.

of Chancery will have sufficient information as to the value of the common stock to be exchanged and the value of the Notes to be received.

The hearing will be open to the public, and any objectors to the settlement, including Class members and Interested Non-Parties, have the right to attend and be heard consistent with the orders of the Court. Class members must give at least 14 days advance written notice of their objections and the grounds therefore, and, if they intend to appear at the hearing, their intention to do so and the reasons why the members desire to appear and be heard, along with any documents or writings such persons desire the Court to consider. Three Class members have given such notice. However, in responding to other similar no action requests, the Staff has not generally objected to such advance notice requirements. See, for example ICICI Bank Ltd. (Dec. 13, 2001); Digicon Inc. (Aug. 19, 1996); Canadian Pacific Ltd. (June 26, 1996). In this case, the Notice of the fairness hearing was mailed on April 17, 2013, or more than 60 days prior to the hearing. Thus, each Class member had at least 45 days to think about their position before being required to give the 14 day appearance notice.

The Staff of the Commission has issued numerous no-action letters relating to the issuance of securities in class action litigation settlements in reliance upon Section 3(a)(10) of the Securities Act. See, e.g., Hanover Compressor Company (January 27, 2004); Alliance Capital Management Holding, L.P., et al., supra; I.I.S. Intelligent Information Systems Limited (May 9, 2000); Equis Financial Group Limited Partnership (October 8, 1998); Related Capital Company (September 30, 1996); Applied Magnetics Corporation (May 30, 1995); Prudential-Bache Energy Production Inc. (November 17, 1992); and Swanton Corporation (November 26, 1984).

IV. Discussion of Rule 13e-4

Pursuant to Rule 13e-4 of the Exchange Act, an issuer with equity securities registered under Section 12 or that is required to file periodic reports with the Commission pursuant to Section 15(d) is required, in connection with any tender offer for its own equity securities, to make certain disclosures and comply with other procedures with respect to such offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive, or manipulative acts in connection with issuer tender offers, principally the time pressure and inadequate disclosures present in coercive tender offers. We note that the Corporation is an "issuer" within the meaning of Rule 13e-4(a)(1) of the Exchange Act because it is a reporting company under Section 12, and that the Corporation's existing common stock is an "equity security" within the meaning of Rule 3a11-1. Thus, since the Notes Offering is an invitation to Class members to tender common stock for Exchange Notes, it might be considered to be an issuer tender offer.

It is our opinion, however, that the Notes Offering is not an "issuer tender offer" subject to Rule 13e-4 of the Exchange Act. We reached this conclusion based on our analysis of the factors expressed in *Wellman v. Dickenson*, 475 F. Supp. 783 (S.D.N.Y. 1979), aff'd, 682 F, 2d 355 (2d Cir. 1982), cert. Denied, 460 U.S. 1069 (1983), and applied in subsequent cases by the Commission and its Staff in determining what constitutes a tender offer, as well as the fact that the terms of the Notes Offering will be fully disclosed to members of the Class 60 days prior to the hearing pursuant to the Stipulation, as well as through periodic disclosures made by the Corporation with the SEC. Thus, shareholders do not require additional information regarding the Notes Offering at the time the Notes Offering commences. Because the Notes Offering is not a tender offer, the structural protections generally afforded to shareholders in a tender offer under the tender offer rules are unnecessary for the protection of the members of the Class. Nevertheless, the Notes Offering provides that all members of the Class are eligible to participate, on equal terms, and will have the right to revoke their decision prior to closing of the Notes Offering.

An analysis of the factors set forth in the Wellman case demonstrates that the Notes Offering should not be viewed as a tender offer.[2] The Wellman case provides an analysis of the following factors to determine whether an offering is a tender offer:

- Active and widespread solicitation of public security holders;
- Solicitation for a substantial percentage of the outstanding securities;
- Offer to purchase made at a premium over the prevailing market price;
- Terms of the offer are firm rather than negotiable;
- Offer is contingent on the tender of a fixed minimum number of shares, often subject to a fixed maximum number of shares to be purchased;
- Offer is only open for a limited period of time; and
- Offerees are subject to pressure to sell their stock.

The Notes Offering is available to members of a limited and defined Class. Each member of the Class will receive a disclosure document pursuant to the terms of the Stipulation and otherwise will benefit from the procedural protections provided in the Stipulation. The disclosures to be made will include substantive disclosures that will fully inform the investment

[2] The absence of one particular factor does not necessarily mean the non-existence of an issuer tender offer and depending upon the circumstances involved in the particular case, one or more of the factors may be found more compelling and determinative than the others. *See Wellman v. Dickinson*, 475 F. Supp. 783, 824 (S.D.N.Y. 1979).

decisions to be made by the shareholders. The Corporation has and will continue to comply with SEC regulations governing public disclosure of material information in its periodic filings.[3] Existing shareholders are acquainted with these disclosures already and compliance with Rule 13e-4 will not provide any additional information to them about IMH. However, the Corporation does not intend to engage in any other significant public communications about the Notes Offering or the terms of the Stipulation or to actively solicit or encourage members of the Class to participate in the Notes Offering. The Notes Offering is for the purpose of settling the CAC and is not being made in order to raise capital.

The maximum aggregate amount of shares that may be exchanged as part of the Notes Offering is 2,493,765 shares of IMH Common Stock, which constitutes approximately only 14.8% of the Corporation's outstanding shares.

The Corporation's Common Stock is not currently listed or traded on any exchange and trading of the shares is currently restricted. The exchange rate is set at $8.02 in order to provide Class members with an exchange rate equal to the price paid to Mr. Albers for his stock in connection with his separation from IMH in June 2011. It was not set in relation to prevailing market prices reported in an organized trading market, as such market does not exist for IMH common stock.

The terms of the Notes Offering are the result of extensive negotiations with Plaintiffs' counsel and remain subject to modification by the Court after the fairness hearing at which Class members have the opportunity to be heard and present evidence.

The Notes Offering is not contingent on the exchange of a fixed minimum number of shares. Class members may choose to exchange all or a portion of their shares on a pro rata basis, subject to the maximum shares that may be exchanged.

It is contemplated that the Notes Offering will remain open for 30 days or more, and, in any event at least 20 business days. Thus, even if the Notes Offering were considered as a tender offer, its terms are within the framework of Rule 13e-4(f)(2) and Rule 14e-1(a). Thus, no additional protection is needed in this regard.

Based upon the foregoing, although the Notes Offering may possess certain of the characteristics of a tender offer, it does not possess the majority of the elements established in the Wellman case. In addition, it is well established that a judicially approved agreement, even if it contemplates "what might technically be construed as a tender offer," is not subject to the Williams Act. *Brucker v. Thyssen-Bornemisza Europe N.V.*, 424 F. Supp. 679, 691 (S.D.N.Y.

[3] None of the effects described in Rule 13e-3(a)(3)(ii) will result as a consequence of the Notes Offering, even if fully subscribed. No relief from Rule 13e-3 is being requested hereby.

1976), *aff'd sub nom.*, *Brucker v. Indian Head, Inc.*, 559 F.2d 1202 (2d Cir.), *cert. denied*, 434 U.S. 897 (1977).

In *Brucker*, the court rejected a claim that a notice of settlement would violate Sections 13(d), 13(e), 14(d), and 14(e) of the Exchange Act, and the rules promulgated under those sections, stating that "we think that these sections were not meant to apply to judicially approved settlement agreements...." *Brucker*, 424 F. Supp. at 691. In coming to this conclusion, the court took into account both legislative history and the underlying policies involved. In particular, the court noted that "the overriding purpose of Congress in enacting this legislation was *to protect the individual investor...*" *Id.* (*quoting Bath Industries Inc. v. Blot,* 427 F.2d 97, 109 (7th Cir. 1970)) (emphasis in original). In dismissing the plaintiffs' objections, the court held:

> [T]he individual investors have been more than adequately protected by the procedures followed in the instant judicially-approved settlement, where the individual investor has had full notification of the terms of the offer, the people or groups involved, the purpose of the offer and the plans of the offeror. Thus we conclude that the filing requirement of the Williams Act does not preclude this settlement.

Brucker, 424 F. Supp. at 692. The *Brucker* court's decision was followed in *Gilbert v. Bagley*, 492 F.Supp. 714 (M.D.N.C. 1980).

The Staff of the SEC has taken a position similar to that of the *Brucker* and *Gilbert* courts in several no-action letters. *See, e.g.,* Drummond Financial Corporation (October 24, 2002); Alliance Capital Management Holding, L.P., et al., supra; Equis Financial Group Limited Partnership, supra; Related Capital Company, supra; Prudential-Bache Energy Production Inc., supra; and Swanton Corporation, supra.

The purpose of the filing requirements of the Exchange Act is to prevent fraudulent or deceptive conduct through public disclosure. Such conduct is prevented in this matter through the safeguards inherent in the context of negotiating the terms of a settlement subject to court approval and a fairness hearing.

V. Discussion of Rule 102 of Regulation M

Rule 102(a) of Regulation M provides that: "In connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, it shall be unlawful for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period...." Pursuant to Rule 100 of Regulation M, a "covered security" means any security that is the subject of a distribution ("**subject security**"), or any reference security, and a "reference security" includes any security into which a subject security can be converted.

Pursuant to the Stipulation, the Corporation is required to effect the Notes Offering and the Rights Offering within 30 days after final approval of the settlement. The Rights Offering will be made only to accredited shareholders pursuant to Rule 506 of Regulation D, but may arguably constitute a distribution of the Convertible Notes being offered. Since the Convertible Notes are convertible into Series A Preferred Stock and then into Common Stock, the preferred and common stock would likely be considered reference securities, and thus covered securities, in that distribution. Therefore, under Regulation M, the Corporation may not bid for or purchase Common Stock during the restricted period for the Rights Offering. The Notes Offering will constitute an offer to purchase Common Stock of the Corporation.

The term "restricted period" is defined in Rule 100 of Regulation M, and for the Rights Offering will generally commence by reference to the date of the determination of the offering price for the Rights Offering. As described above, the Rights Offering is being made in order to allow shareholders who are Class members to purchase Convertible Notes on the same economic terms as the NW Capital loan obtained by IMH in June of 2011. Because the offering price of the Rights Offering has already been determined, a technical application of Rule 102 would appear to prevent the Notes Offering from occurring prior to the conclusion of the Rights Offering, no matter how far in advance of the commencement of the Notes Offering the Rights Offering is commenced.

Rule 102(e) of Regulation M authorizes the SEC to exempt a transaction from the provisions of Rule 102. The Corporation respectfully requests that the Division, pursuant to the authority provided in Rule 102(e) of Regulation M, grant the Corporation an exemption from the prohibitions of Rule 102(a) of Regulation M to permit it to effect the repurchase of IMH Common Stock under the Notes Offering prior to or at the same time as the Rights Offering, pursuant to the Stipulation.

Regulation M is intended to preclude manipulative conduct by persons with an interest in the outcome of an offering. See Release No. 34-38067 (December 20, 1996). For the following reasons, the Corporation believes that the Notes Offering does not give rise to a risk of market manipulation and that the application of the Rule 102(a) of Regulation M in this context would not further its policies and purposes:

First, IMH represents to the Division that the Notes Offering is not intended to affect the Rights Offering in any way and that, except as exempted pursuant to this request letter, IMH will comply with Regulation M in full.

Second, there is no trading market for any of the IMH common stock, the Convertible Notes, or the Exchange Notes and the Corporation has no plans to list its shares of IMH common stock on any national securities exchange in the near term. Shares of the IMH Class B and C Common Stock are subject to transfer restrictions for an indefinite period and in fact are held in book entry form by a custodian during the transfer restriction period. The Notes Offering is designed to provide Class members with an opportunity for some liquidity with respect to their investment in IMH. The Notes Offering is only available to a limited and defined Class, the members of which may elect to participate on a voluntary basis after full disclosure and a fairness determination by the Court. The Rights Offering is limited to accredited investors. All current IMH investors were accredited investors at the time of investment, however, so the Rights Offering is not intended to favor any special sub-group of IMH shareholders.

Third, the Rights Offering and the Notes Offering are not connected. They are being offered contemporaneously because CAC plaintiff's counsel felt that would be the most straight forward approach and be less confusing to Class members. The Court will, in effect, endorse this conclusion in its expected finding that the Notes Offering is fair, both procedurally and substantively. Both offerings will close contemporaneously, so there is no ability for an investor to manipulate his position by purchasing in the Rights Offering, converting the Convertible Note, and then using the common stock so acquired to participate in the Notes Offering. Also, the Convertible Notes are subject to an Intercreditor Agreement with NW Capital, which document entitles NW Capital to control the decision to convert.

Fourth, neither the exchange rate for the Notes Offering nor the terms of the Rights Offering were or can be determined by reference to prices reported by an organized trading market. The exchange rate and the Terms of the Rights Offering were instead determined with reference to two prior transactions. The $8.02 exchange rate in the Notes Offering is identical to the price paid to Mr. Albers for his stock by an affiliate of NW Capital in connection with his separation from IMH in June of 2011, as described above. Similarly, the financial terms of the Rights Offering are based on the terms of the NW Capital loan, as described above.

Fifth, both the Notes Offering and the Rights Offering are subject to the approval of the Court. In addition, the terms of the Notes Offering, including the pricing of the exchange rate and the relationship of that pricing to the Rights Offering pricing, will be fully disclosed to the Class members eligible to participate in the Rights Offering.

For these reasons, we believe that the Notes Offering, as described in the Stipulation, would not have the manipulative effects that Rule 102 of Regulation M was designed to prevent.

VI. Conclusion

Based upon the foregoing analysis, in our opinion, if the Notes Offering is conducted as provided in the Stipulation and as described above, the Notes Offering will be exempt from the registration requirements of Section 5 of the Securities Act pursuant to Section 3(a)(10) thereof. We respectfully request that the Staff confirm that this opinion is correct or, alternatively, that it will not recommend any enforcement action by the SEC if the Notes Offering is made without compliance with the registration provisions of the Securities Act. We also respectfully request that the Staff concur with our conclusion that the Notes Offering is not a tender offer and therefore will not recommend any enforcement action by the SEC if the Notes Offering is made without compliance with Rule 13e-4 of the Exchange Act. In addition, we respectfully request that the Division grant the Corporation an exemption from the application of Rule 102(a) of Regulation M pursuant to the authority provided in Rule 102(e) of Regulation M to allow the Notes Offering to occur prior to or at the same time as the Rights Offering or alternatively, confirm that it will not recommend enforcement action to the SEC if the Notes Offering occurs prior to or at the same time as the Rights Offering. If for any reason you do not concur with any of the opinions expressed in this letter, we respectfully request an opportunity to confer with your prior to any written response.

We would appreciate your earliest possible attention to this matter in order to permit the fairness hearing to be held on July 18, 2013. If you have any questions about this request or desire any additional information regarding the matters discussed in this letter, please call the undersigned at (602) 382-6247.

Please acknowledge receipt of the foregoing by stamping and returning the enclosed receipt copy of this letter in the self-addressed, stamped envelope enclosed for that purpose.

Very truly yours,



Jon S. Cohen

EFiled: Mar 19 2013 03:33PM EDT
Transaction ID 51214725
Case No. 5516-CS



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

In re IMH SECURED LOAN FUND UNITHOLDERS LITIGATION	)))	Consol. C.A. No. 5516-CS

STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE

This Stipulation and Agreement of Compromise, Settlement and Release (together with the attached Exhibits, which are incorporated by reference, the "Stipulation") is made and entered into as of this 19th day of March 2013, by and among the following: (i) Defendants Investors Mortgage Holdings Inc. ("Manager"), IMH Holdings, LLC ("Holdings"), IMH Secured Loan Fund LLC (the "Fund"), IMH Financial Corporation ("IMH" or the "Company"), Shane Albers ("Albers"), William Meris ("Meris") and Steven Darak ("Darak") (collectively "Defendants"); (ii) Plaintiffs IRA FBO Dennis Miceli, Charlotte Wood, and Howard Weitz IRA (collectively "Class Plaintiffs"), on their own behalf and on behalf of a Class as defined below; and (iii) interested non-parties New World Realty Advisors, LLC ("NWRA"), NWRA Ventures I, LLC ("NW Capital"), and their affiliates, members, and employees (collectively "Interested Non-Parties," and together with the Defendants and the Class Plaintiffs, the "Settling Parties").

WHEREAS, on December 31, 2009, the Fund filed with the SEC a Form S-4 prospectus/proxy consent solicitation for the certain transactions whereby the Fund would be converted into IMH and whereby IMH would acquire Manager and Holdings (the "Conversion Transactions");

WHEREAS, after multiple amendments to the Form S-4 (as amended, the "Form S-4"), the prospectus/proxy consent solicitation became effective on May 14, 2010;

WHEREAS, by approximately June 9, 2010, the Fund had obtained sufficient consents from Unitholders in the Fund to approve the Conversion Transactions;

WHEREAS, on May 25, 2010, a proposed class action was filed in the Delaware Court of Chancery (the "Court") against the Defendants by Plaintiff IRA FBO Dennis Miceli, styled *IRA FBO Dennis Miceli, On Behalf Of Itself And Others Similarly Situated v. Investors Mortgage Holdings, Inc. et al.*, C.A. No. 5516-VCS (the "Miceli Action"), alleging, among other things, that the Defendants had breached fiduciary duties owed to Fund members and to the Fund because the Conversion Transactions were unfair to Fund members and constituted self-dealing and because the Form S-4 and/or information provided about the Form S-4 or Conversion Transactions were false and misleading;

WHEREAS, on June 14, 2010, a proposed class action was filed in the Court against the Defendants by Plaintiff Charlotte Wood, styled *Charlotte Wood, On Behalf Of The Wood Family Trust, And All Others Similarly Situated v. IMH Secured Loan Fund, LLC, et al.*, C.A. No. 5564-VCS (the "Wood Action"), alleging, among other things, that the Defendants had breached fiduciary duties owed to Fund members and to the Fund because the Conversion Transactions were unfair to Fund members and constituted self-dealing and because the Form S-4 and/or information provided about the Form S-4 or Conversion Transactions were false and misleading;

WHEREAS, on June 14, 2010, a complaint was filed in the Court against certain of the Defendants by Plaintiffs Ronald Tucek ("Tucek"), Cliff Ratliff ("Ratliff") and LGM Capital Partners, LLC ("LGM"), styled *Ronald Tucek et al. v. IMH Secured Loan Fund, LLC et al.*, C.A. No. 5561-VCS (the "Tucek Action") alleging, among other things, that the Defendants had breached certain fiduciary duties rendering the proxy solicitation process unfair and seeking damages for proxy expenses incurred by LGM;

WHEREAS, on June 17, 2010, a proposed class action was filed in the Court against the Defendants by Plaintiff Howard Weitz, IRA styled *Howard Weitz, IRA, On Behalf Of Itself And All Those Similarly Situated v. IMH Secured Loan Fund, LLC et al.*, C.A. No. 5573-VCS (the "Weitz Action"), alleging, among other things, that the Conversion Transactions constituted a "roll up" transaction under the Fund's operating agreement and seeking damages for breach of the operating agreement;

WHEREAS, the Conversion Transactions became effective on June 18, 2010, and each Unit in the Fund was converted into 220.3419 shares in IMH;

WHEREAS, on October 25, 2010, the Court entered an order, among things: (i) consolidating the Miceli, Wood, Weitz and Tucek Actions and designating the caption as *In Re IMH Secured Loan Fund Unitholders Litigation*, Civil Action No. 5516-CS (the "Consolidated Delaware Action"); (ii) appointing Klafter Olsen & Lesser LLP and Zwerling, Schachter & Zwerling, LLP as co-lead counsel for Class Plaintiffs ("Co-Lead Counsel") and authorizing Co-Lead Counsel to coordinate the prosecution of all aspects of the Consolidated Delaware Action, including the negotiation of a settlement, subject to approval of the Delaware Court of Chancery; and (iii) ordering that a consolidated class action complaint be filed;

WHEREAS, a Verified Amended And Supplemental Consolidated Class Action Complaint was filed on July 15, 2011 ("Consolidated Complaint"), alleging, among other things, that: (i) the Defendants had breached fiduciary duties owed to Fund members and to the Fund because the Conversion Transactions were unfair to Fund members; (ii) the information provided about the Conversion Transactions and related disclosures were false and misleading; (iii) the Fund members did not receive the number of IMH shares specified in the Conversion Plan; (iv) the Conversion Transactions constituted a "roll up" transaction under the Fund's operating agreement, and thus constituted a breach of that agreement because the Unitholders did not receive certain rights that would be triggered in the event of a "roll-up" transaction; and (v) Defendants were unjustly enriched (collectively, the "Class Claims");

WHEREAS, the Consolidated Complaint also alleged, in a separate cause of action, a claim for proxy expenses specific solely to the Plaintiffs in the Tucek Action (the "Proxy Claim");

WHEREAS, Defendants moved to dismiss certain claims asserted in the Consolidated Complaint;

WHEREAS, on October 10, 2011, Tucek and Ratliff dismissed their Proxy Claim leaving only LGM alleging a Proxy Claim;

WHEREAS, Defendants' motion to dismiss remained pending in November 2011 when the Settling Parties commenced negotiations to settle the Class Claims;

WHEREAS, the Proxy Claim has been settled pursuant to a separate Settlement Agreement and has been dismissed with prejudice;

WHEREAS, Defendants Albers, Meris and Darak are parties to indemnification agreements with IMH;

WHEREAS, the payment of cash consideration as part of this Stipulation will exhaust Defendants' applicable insurance coverage;

WHEREAS, if the Consolidated Delaware Action were not resolved, Defendants' insurance coverage would likely be exhausted during the discovery phase of this litigation;

WHEREAS, once the insurance coverage is exhausted, the continued defense or eventual resolution of the Consolidated Delaware Action or any other litigation may have a detrimental effect on IMH and Class members;

WHEREAS, it is in the best interest of the Class members to resolve the Class Claims on the terms set forth herein in order to preserve IMH's capital and permit it to continue with its business plan;

WHEREAS, on January 31, 2012, the Settling Parties executed a Memorandum of Understanding ("MOU") containing the terms of the Settling Parties' agreement in principle to resolve the Class Claims, subject to certain class certification conditions, confirmatory discovery and final court approval;

WHEREAS, the MOU was filed with the Court and attached to IMH's Form 8-K that was filed with the Securities and Exchange Commission (the "SEC") on February 6, 2012;

WHEREAS, Class Plaintiffs have conducted Confirmatory Discovery, during which Defendants have produced to Class Plaintiffs more than 17,000 pages of documents and Class Plaintiffs have taken the testimony of four witnesses on various topics, including but not limited to: (i) the Manager's decision to enter into the

Conversion Transactions; (ii) the valuation of the Manager and Holdings in connection with the Conversion Transactions; (iii) the valuation of the Fund; and (iv) the Company's decision to enter into certain loan and consulting agreements with NW Capital and NWRA, respectively;

WHEREAS, Co-Lead Counsel acknowledge that they have reviewed the Confirmatory Discovery and determined that the information contained therein confirms that the proposed settlement of the Class Claims is fair and reasonable to, and in the best interests of, the members of the Class;

NOW, THEREFORE, IT IS HEREBY STIPULATED, CONSENTED TO AND AGREED, by the Settling Parties, subject to the approval of the Court and pursuant to Delaware Court of Chancery Rule 23 and the other conditions set forth herein, for good and valuable consideration, the sufficiency of which is hereby acknowledged, that the Consolidated Delaware Action shall be finally and fully settled, compromised, released and dismissed, on the merits and with prejudice, on the terms set forth below (the "Settlement").

CONSIDERATION

Notes Offering

1. Within 30 days after Final Approval (as later defined), subject to compliance with securities and other applicable laws and regulations, including any updates to IMH's financial statements required by the SEC or applicable accounting principles, and receipt of a favorable "no action" letter from the SEC as described below, IMH shall commence with a $20 million notes offering, pursuant to offering documents substantially in the form attached as Exhibit A (the "Notes Offering"), by which the Class members shall have the option to exchange an aggregate of 2,493,765 IMH shares

for notes (the "Shareholder Notes"), at an exchange rate of one share for $8.02 in Shareholder Notes on the following terms:

a. Each Shareholder Note shall have a 5 year maturity, with a 4% per annum non-cumulative coupon, payable quarterly, subject to the terms of the Agreement (substantially in the form attached as Exhibit B) between NW Capital and the indenture trustee for the Shareholder Notes identified in subparagraph (f) below.

b. The Shareholder Notes shall be subordinated in payment and priority to IMH's debt resulting from a loan from NW Capital dated June 7, 2011 and all amendments thereto ("NW Capital Loan")[1] and the Convertible Notes issued pursuant to the Rights Offering (as described in ¶3 below) and shall continue to be subordinated in payment and priority to any shares of IMH preferred stock into which the NW Capital Loan and Convertible Notes are converted (collectively, together with any additional senior debt obligation now existing or subsequently incurred by IMH, the "Senior Obligations"), in whole or in part, as set forth in and pursuant to the Agreement.

c. Subject to the terms of the Agreement (substantially in the form attached as Exhibit B,) redemption of the Shareholder Notes shall be as follows:

    i. (a) 50% of the principal amount of each Shareholder Note shall be payable four years after issue, so long as the Company has cash or cash equivalents in the amount of at least $10 million plus two

[1] The NW Capital Loan agreement can be found at http://sec.gov/Archives/edgar/data/1397403/000114420411024116/v219693_ex10-2.htm.

times the trailing net operating expenses for the prior 12 month period and has an operating profit defined as net earnings plus depreciation for the prior 12 month period; *provided, however*, that the Company shall not be in default on a Senior Obligation or by virtue of making the payment shall not become in default on such a Senior Obligation; and (b) five years after issue, the remaining principal and any interest due on each Shareholder Note shall be paid; *provided, however*, that the Company shall not be in default on a Senior Obligation or by virtue of making the payment shall not become in default on such a Senior Obligation.

ii. (a) All of the outstanding Shareholder Notes shall be redeemed upon the consummation of a public offering by IMH in an amount not less than $150 million; or (b) at any time in the discretion of IMH with any remaining principal and accrued interest or interest then due.

d. IMH shall not enter into any Senior Obligation that expressly provides that the redemption of the Shareholder Notes shall constitute an event of default on such Senior Obligation, but such Senior Obligation shall not be prohibited from having customary affirmative and restrictive covenants relating to, among other matters, tangible net worth, debt service coverage and liquidity.

e. IMH shall only be authorized to issue additional debt senior to the Shareholder Notes so long as the amount of total shareholders' equity after such issuance is greater than twice the amount of the then outstanding aggregate principal amount of the Shareholder Notes.

f. The Shareholder Notes shall be held in book entry form by the Company's transfer agent or by the Shareholder Notes Trustee (defined below), or another agent appointed by the Company and shall be administered by Wells Fargo Bank, N.A., or its successor, as " Shareholder Notes Trustee." The Trustee's, transfer agent's or other agent's reasonable and customary expenses shall be borne by the Company.

g. The Shareholder Notes may be transferred among Class members, subject to the consent of IMH, which shall not be unreasonably withheld, and securities and other applicable laws (it being expressly agreed to and acknowledged that IMH may require a purported transferee to provide IMH with a legal opinion with respect to the proposed transfer if, in its reasonable opinion, IMH believes that such transfer may not be exempt from registration under federal and applicable state securities laws and regulations).

h. The Company, alone or through its agents, shall be responsible for providing appropriate communications to Class members who elect to subscribe to the Notes Offering regarding the exchange of IMH shares into Shareholder Notes and to effect such exchange.

i. All reasonable care will be taken by all parties in the implementation of the Notes Offering to preserve IMH's built-in tax losses.

j. The Notes Offering shall be made to all members of the Class on the following terms:

i. The Company shall offer an aggregate of $10 million in Shareholder Notes to those Class members who cast a vote "against" the Conversion Transaction and whose votes IMH received by June 23, 2010 (the "No Vote Pool").

ii. The Company shall offer $10 million in Shareholder Notes to all other Class members (the "Open Pool").

iii. Class members will have the right to exchange their shares in their respective Shareholder Notes pool on a *pro rata* basis.

iv. If the Open Pool is not exhausted and the No Vote Pool is oversubscribed, then the oversubscribed exchange requests of "no voters" shall be satisfied by the excess in the Open Pool on a *pro rata* basis.

v. If the No Vote Pool is not exhausted and the Open Pool is oversubscribed, then the oversubscribed exchange requests of the Open Pool shall be satisfied by the excess in the No Vote Pool on a *pro rata* basis.

vi. To the extent that any amount of the two Shareholder Notes Pools (*i.e.*, $20 million) remains after all exchange requests pursuant to subparagraphs (j)(i)-(iv) above have been satisfied, such excess Shareholder Notes shall not be issued.

vii. The allocation of the Shareholder Notes in the two pools shall be administered by the Trustee or another exchange agent selected by the Company.

k. The Shareholder Notes shall be deemed in default upon the occurrence of the following:

   i. the non-payment of quarterly interest when due, after customary notice and the failure to cure the non-payment within one quarter of the non-payment;

   ii. the non-payment of the amortization payment in year 4 (provided in ¶1(c)(i)(a) above) if due and applicable, except if making such payment will cause an event of default on a Senior Obligation of IMH;

   iii. the non-payment of principal and interest on maturity (provided in¶1(c)(i)(b), above) except if making such payment will cause an event of default on a Senior Obligation of IMH;

   iv. the insolvency or bankruptcy of IMH; or

   v. such other default provisions that are included in the Shareholder Notes.

   vi. An event of default on the Shareholder Notes shall trigger an obligation by IMH to repay the Shareholder Notes in full plus any accrued interest, subject to the subordination provisions of the Shareholder Notes; *provided, however,* that the Company shall not be in default on a Senior Obligation or by virtue of making the payment shall not become in default on such a Senior Obligation. It shall also trigger those rights and protections (upon an event of default) set forth in the Indenture for the Shareholder Notes and form of Shareholder Notes, attached hereto as Exhibits C and D.

2. In offering the Shareholder Notes, IMH intends to rely on Section 3(a)(10) of the Securities Act of 1933, as amended (the "Securities Act"), to exempt the Shareholder Notes from the registration requirements of the Securities Act.

a. SEC interpretation of Section 3(a)(10) requires that the reviewing Court must approve the fairness of the terms and conditions of the Shareholder Notes and the Notes Offering. Among other things, the reviewing court must (i) find, before approving the transaction, that the terms and conditions of the Shareholder Notes and Notes Offering are fair to those to whom securities will be issued and (ii) be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the Court's approval of the transaction. The Court must hold a hearing before approving the substantive and procedural fairness of the transaction that is open to everyone to whom securities would be issued in the proposed exchange. Adequate notice must be given to all those persons and there cannot be any improper impediments to the appearance by those persons at the hearing. The Court must have sufficient information before it to determine the value of both the securities, claims, and interests to be surrendered and the securities to be issued in the proposed transaction.

b. IMH intends to request a "no action" letter from the SEC with respect to its reliance on Section 3(a)(10) and the Notes Offering is conditioned on receipt of a favorable response from the SEC with respect to such letter prior to the fairness hearing, as well as on the satisfaction of the above conditions and other conditions of Section 3(a)(10) to the reasonable satisfaction of IMH.

Rights Offering

3. Within 30 days after Final Approval, subject to compliance with securities and other applicable laws and regulations, including any updates to IMH financial statements required by the SEC or applicable accounting principles, IMH shall commence a convertible notes (the "Convertible Notes") rights offering in the aggregate amount of $10 million (pursuant to the Rights Offering Circular, Indenture and Note substantially in the forms attached as Exhibit E; the "Rights Offering") as initially announced on or about June 7, 2011, to accredited investors under Regulation D promulgated by the SEC, provided, however, that the Rights Offering will only be available to satisfy purchase requests by Class members (unless undersubscribed by them) who certify their accredited investor status and the Convertible Notes will be on economic terms identical to those provided to NW Capital as a part of the NW Capital Loan (*e.g.*, same coupon rate and terms, same maturity, same collateral pool), and subject to an inter-creditor agreement substantially in the form attached as Exhibit F, between **The Bank of New York Mellon** or its successor ("Rights Offering Trustee") and NW Capital (and/or any successor noteholders or assigns) as lead lender. The Rights Offering shall be conducted as follows:

a. Class members shall be entitled to purchase Convertible Notes with the same financial terms as the note evidencing the NW Capital Loan, provided that the Convertible Notes shall only be converted into Series A Preferred Stock if NW Capital exercises its option pursuant to Section 10.1 of the Loan Agreement dated as of June 7, 2011 between IMH and NW

Capital to effect such conversion in the same proportion as NW Capital exercises that right.

b. The Rights Offering shall be limited in the first instance to all accredited investor members of the Class. Only after all accredited investor members of the Class have had a full opportunity to participate in the Rights Offering will NW Capital have the option to purchase any of the remaining Convertible Notes. Any unsubscribed Convertible Notes will not be issued.

c. IMH may not use the proceeds of the Rights Offering to repay any NW Capital indebtedness.

d. Either the transfer agent or the Rights Offering Trustee or another agent appointed by the Company shall hold the Convertible Notes in book entry form. The Rights Offering Trustee's, transfer agent's or other agent's reasonable and customary expenses shall be borne by the Company.

e. The Company, alone or through its agents, shall be responsible for facilitating the purchase of Convertible Notes by those Class members who elect to subscribe to the Rights Offering and providing appropriate notice of Class members' respective ownership interests in the Convertible Notes to such Class members. All reasonable care will be taken by all parties in the implementation of the Rights Offering to preserve IMH's built-in tax losses.

4. Class members shall be permitted, at their election, to participate in either the Notes Offering described in Paragraph 1 above, the Rights Offering described in Paragraph 3 above, or both, or neither, and may do so in whole or in part.

5. Any conflict in the Notes or Rights Offering (including Exhibits A and E) as described in this Stipulation and/or the Notice (Exhibit M) on the one hand and the final Notes or Rights Offering Documents, on the other, shall be controlled by the final Notes or Rights Offering documents.

6. Neither Class Plaintiffs nor Class Counsel make any representations about the sufficiency or completeness of the form offering documents attached as Exhibits A and E hereto pursuant to any state, federal, common or statutory law or regulations and shall have no liability for the statements made in or omitted from the form offering documents or the final offering documents.

7. The 30 day period after Final Approval, referred to in paragraphs 1 and 3 hereof, to proceed with the Notes and Rights Offerings may be modified if, prior to the consummation of those Offerings: (a) there is a credible threat of an actual lawsuit, claim, counterclaim, action, proceeding, or investigation before any court, governmental, regulatory or administrative agency or instrumentality challenging either Offering; (b) a material change in IMH's financial condition or business model for which either of the Offerings would jeopardize IMH as a going concern, as determined by AU-C §570 (superseding AU §341); or (c) if the SEC declines to issue the No-Action Letter to which paragraph 2 above refers. In the event of such an occurrence, IMH will promptly notify Class Counsel. If the timing of the Offerings cannot be resolved so that they can proceed within a reasonable period of time, Class Counsel and IMH will jointly advise the Court. Further, in such event, at Class Counsel's election, the Settlement may be terminated, in which case the Court shall be so advised and the Parties shall be subject to the provisions of paragraphs 23 and 24 hereof.

Cash Consideration

8. The Defendants shall pay at least $1,345,000 (the "Cash Consideration"), pursuant to this Paragraph, and shall cause the Cash Consideration to be deposited into an escrow account with Israel Discount Bank of New York (the "Settlement Escrow Account"), within 10 days following the entry of the Scheduling Order by the Court, as follows:

a. $500,000 in cash on behalf of Albers.

b. $375,000 in cash on behalf of Meris.

c. $20,000 in cash on behalf of Darak.

d. Defendant IMH shall contribute $675,000, which may include amounts paid from applicable insurance coverage (the "Insurance Policy") to the extent that any amount remains, as follows:

   i. IMH shall contribute $450,000, to be deposited into the Settlement Escrow Account on the date specified above.

   ii. Up to an additional $225,000 may be added to the Cash Consideration by IMH (the "Reserve"), which shall be deposited in a separate escrow account with The Private Bank and Trust Company (the "Reserve Escrow Account"), available to be used by IMH for reasonable defense costs for other unresolved litigation arising out of or related to the Conversion Transactions. These defense costs will be disbursed pursuant to the terms of the Escrow Agreement attached as Exhibit G. Such defense costs will terminate upon the final adjudication (including appeal, if any) of all such unresolved litigation. If any amount of the Reserve Escrow Account remains after such defense costs, such amount remaining in the Reserve Escrow Account shall be paid into the Settlement Escrow Account.

Funds deposited into the Settlement Escrow Account shall constitute the "Settlement Fund."

e. In funding the amounts referred to in this Paragraph, IMH agrees to use the available proceeds under the Insurance Policy in the first instance to fund the Individual Defendants' cash contributions and thereafter, to the extent there are remaining proceeds, to fund IMH's contribution, so as to minimize or eliminate any burden upon IMH to make such contributions.

f. Taxes.

   i. The Settling Parties, Co-Lead Counsel, and the Claims Administrator (defined below) shall treat the Settlement Fund as being at all relevant times a "qualified settlement fund" within the meaning of Treas. Reg. § 1.468B-1. In addition, Co-Lead Counsel and/or the Claims Administrator, respectively, shall timely make such elections as are necessary or advisable to carry out the provisions of this Stipulation, including the "relation-back election" (as defined in Treas. Reg. § 1.468B-1) back to the earliest permitted date. Such elections shall be made in compliance with the procedures and requirements contained in such Treasury regulations. It shall be the responsibility of Co-Lead Counsel and/or the Claims Administrator to timely and properly prepare and deliver the necessary documentation for signature by all necessary parties, and thereafter to cause the appropriate filing to occur.

ii. For the purpose of § 468B of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, the "administrator" shall be Co-Lead Counsel and/or the Claims Administrator. Co-Lead Counsel and the Claims Administrator shall timely and properly file all informational and other tax returns necessary or advisable with respect to the Settlement Fund (including, without limitation, the returns described in Treas. Reg. § 1.468B-2(k)). Such returns (as well as the election described in Paragraph 8(f)(i) hereof) shall be consistent with this Paragraph 8(f)(ii) of the Stipulation and in all events shall reflect that all taxes (including any estimated taxes, interest, or penalties) on the income earned by the Settlement Fund shall be paid out of the Settlement Fund as provided in Paragraph 8(f)(iii) below.

iii. All (a) taxes (including any estimated taxes, interest, or penalties) arising with respect to the income earned by the Settlement Fund, including any taxes or tax detriments that may be imposed upon Defendants with respect to any income earned by the Settlement Fund for any period during which the Settlement Fund does not qualify as a "qualified settlement fund" for federal or state income tax purposes ("Taxes"); and (b) expenses and costs incurred in connection with the operation and implementation of Paragraph 8 of the Stipulation (including, without limitation, expenses of tax attorneys or accountants relating to any tax returns to be filed or filed on behalf of the Settlement Fund, and mailing and distribution costs and expenses relating to filing (or failing to file) the returns described herein ("Tax Expenses")), shall be paid out of the Settlement Fund; in no event shall Defendants have any responsibility for or liability with respect to the Taxes or the Tax Expenses. Further, Taxes and Tax Expenses shall be treated as, and considered to be, a cost of administration of the Settlement Fund and shall be timely paid by the Claims Administrator out of the Settlement Fund without prior order from the Court, and the Claims Administrator shall be obligated (notwithstanding anything in this Stipulation to the contrary) to withhold from distribution to Authorized Claimants any funds necessary to pay such amounts, or to establish adequate reserves for any Taxes and Tax Expenses (as well as any amounts that may be required to be withheld under Treas. Reg. § 1.468B-2(1)(2)). The Parties agree to cooperate with each other and their tax attorneys and accountants to the extent reasonably necessary to carry out these provisions of the Stipulation.

9. If any amount of the Settlement Fund remains after payment of notice and administration costs, taxes, and any amounts awarded by the Court for attorneys' fees and expenses or to Class Plaintiffs (the "Net Settlement Fund"), such amount shall be distributed to Class members in proportion to the number of shares in IMH they held as of June 23, 2010.

10. In the event the settlement does not receive Final Approval, all amounts in escrow shall be returned pursuant to the instructions of Defendants' counsel, less any costs paid or incurred.

Changes to the Employment Agreements of Individual Defendants Meris and Darak

11. IMH shall not award any new stock options under the 2010 Stock Incentive Plan (approved in the Conversion Transaction) for fiscal years 2012 and 2013 to Meris and/or Darak. Moreover, IMH has not, prior to the date of this Stipulation, awarded any stock options under the 2010 Stock Incentive Plan for fiscal year 2012 to Meris and/or Darak.

Additional Restrictions on the Sale of IMH Stock by Individual Defendants Meris and Darak

12. Individual Defendants Meris and Darak have each executed the respective agreements with IMH attached as Exhibits H and I, to the following effect:

a. If Individual Defendant Meris or Darak separates from IMH without cause and seeks to have the restrictions on the sale of his Class B stock (*i.e.*, B-1, B-2 and B-3 stock) lifted in order to sell or transfer that stock, then, a determination must be made that the separation from IMH is in fact a "termination" and not a resignation, and that the termination was "without cause" (i) by independent directors on the IMH Board of Directors, or (ii) if there are no independent directors on the IMH Board of Directors, then by an independent, nationally recognized employment consultant or law firm.

b. Following an IPO, the restrictions on the Class B-4 stock owned by Individual Defendants Meris and Darak shall not be lifted until after the initial expiration of the restrictions on the Class B stock (*i.e.*, B-1, B-2 and B-3 stock) as described in the Consent Solicitation/Prospectus and set forth in the IMH Certificate of Incorporation.

c. IMH agrees that it will not redeem any stock owned by Individual Defendants Meris and Darak while the Shareholder Notes remain outstanding.

Appointment of Independent Directors to the IMH Board of Directors

13. IMH shall appoint at least two (2) independent directors to the IMH Board of Directors within 6 months after Final Approval.

Share Restrictions

14. Class Members agree to abide by any and all current or future restrictions relating to the transfer of IMH's securities, equities or debt, which are established from time to time by the IMH Board of Directors for the purpose of preserving IMH's built-in tax losses; including but not limited to the Second Amended and Restated Bylaws of IHM Financial Corporation.

Establishment of Investor Advisory Committee

15. There shall be established a five (5) person Investor Advisory Committee as follows:

a. The Investor Advisory Committee shall be comprised, to the extent there are candidates, of one designee from each of the following groups:

   i. investors with more than $5 million invested in IMH shares;

   ii. investors with $1 million to $5 million invested in IMH shares;

   iii. investors with less than $1 million invested in IMH shares;

   iv. registered investment advisors whose clients own IMH shares; and

v. owners of broker-dealers whose clients own IMH shares.

vi. As to the calculation of the dollar amount "invested" for purposes of subparagraphs (a)(i)-(iii), the amount "invested" shall be determined by the aggregate amount of money the investor had expended to purchase Units in the Fund held as of October 1, 2008.

b. The Notice and Investor Advisory Committee Questionnaire (attached as Exhibit N) provide the procedure for Class members to provide information to IMH regarding their qualifications and desire to serve as a member on the Investor Advisory Committee. The Notice provides information as to the obligations that a member of the Investor Advisory Committee will undertake.

c. The IMH Board of Directors, with NW Capital's approval not to be unreasonably withheld, shall appoint from among qualified candidates, including those Class members who seek appointment to the Investor Advisory Committee, the members of the Investor Advisory Committee.

d. The Investor Advisory Committee shall meet with members of the IMH Board of Directors and/or management not less than once every four (4) months. The Company will present its relevant plans and actions to the Investor Advisory Committee which shall provide input as appropriate. However, the Investor Advisory Committee shall have no authority to bind or direct the actions of the Company, the Board, or IMH management.

e. It shall be a condition of service on the Investor Advisory Committee that members be required to execute an appropriate confidentiality and non-disclosure agreement and agree to be bound by the Company's insider trading policy and all rules and regulations regarding confidentiality and the non-disclosure of material, non-public information.

f. The Company shall provide the members of the Investor Advisory Committee with, as appropriate, indemnification and insurance coverage for their actions taken on and as a member of the Investor Advisory Committee; further the Company shall provide the members of the Investor Advisory Committee with an appropriate fee and reimbursement of reasonable expenses necessary to perform their services on the Investor Advisory Committee.

g. The Investor Advisory Committee may not be terminated until the appointment of a full board of directors (consisting of at least 7 members) with a majority of independent directors. The fully constituted IMH Board of Directors, in its discretion, may terminate or retain the Investor Advisory Committee for any period of time thereafter.

Modification of New World Realty Advisors, LLC's Consulting Contract

16. NWRA and IMH agree (per the Consent attached hereto as Exhibit J) that the NWRA consulting contract dated as of February 28, 2011 shall be terminable by the IMH Board of Directors upon the repayment in full of the NW Capital indebtedness, provided, however, that the indebtedness has not been converted to preferred or common equity. At present, the IMH Board of Directors may not terminate such contract even if NW Capital is repaid and has no further interest in IMH.

CLASS DEFINITION

17. The Settling Parties stipulate to and seek certification of a non-opt out Settlement Class pursuant to Court of Chancery Rule 23(a) and (b)(1) as follows (the "Class"):

> all former Unitholders of the Fund who were record holders as of May 13, 2010, and whose Units have been converted into shares of IMH pursuant to the Conversion Transaction. Excluded from the Settlement Class shall be the Defendants herein, any entity in which any Defendant has a controlling interest; the officers, directors, affiliates, legal representatives, heirs, successors, subsidiaries, and/or assigns of any such individual or entity; and any of the broker-dealers (or any of their agents or representatives) which sold Units to Class Plaintiffs or the members of the Class.

RELEASE

18. (a) Upon Final Approval, and in consideration of the terms and conditions herein, the sufficiency and fairness and receipt of which are acknowledged, and except for the rights and obligations created by this Stipulation, all Class members and their agents, officers, directors, employees, shareholders, parents, subsidiaries, affiliates, predecessors, inside and outside attorneys, executors, successors, heirs, assigns, administrators, agents and representatives, shall have fully, finally and forever released, waived and discharged Defendants, Defendants' agents, officers, directors, employees, shareholders (other than Class members), parents, subsidiaries, affiliates, predecessors, inside and outside attorneys, executors, successors, heirs, assigns, administrators, insurers, consultants and representatives (including, but not limited to, the Interested Non-Parties and/or any of their affiliates, but not any broker-dealers (or any of their agents or representatives) that sold Units in the Fund) (collectively, the "Released Parties") from any and all claims, rights, demands in law or equity, charges, complaints, actions, causes of action, arbitrations or suits of any kind or nature, known or unknown,

that have accrued or may hereafter accrue (including but not limited to those seeking damages and/or injunctive, declaratory, and/or other non-monetary relief, however described), that are based upon, arise out of, relate in any way to, or involve, directly or indirectly, any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that have occurred on or before the date of the MOU and were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly, the Class Claims asserted in the Consolidated Delaware Action or the subject matter of the Class Claims asserted in the Consolidated Delaware Action, in any court, tribunal, forum or proceeding, including, without limitation, any and all claims which are based upon, arise out of, relate in any way to, or involve, directly or indirectly:

i. any deliberations or negotiations in connection with the Conversion Transactions, including the process of deliberation or negotiation of any of the managers, officers, directors or advisors;

ii. the Conversion Transactions or the conversion of any Units in connection therewith;

iii. the consideration received by Class members in connection with the Conversion Transactions;

iv. the Form S-4, the Final Proxy/Prospectus, the Supplemental Disclosures or any other disclosures, SEC filings, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the Conversion Transactions, including without limitation, claims under any and all federal securities laws (including those within the exclusive jurisdiction of the federal courts) or state disclosure law;

v. any fiduciary obligations of the Released Parties in connection with the Conversion Transactions;

vi. the fees, expenses or costs incurred in prosecuting, defending, or settling the Consolidated Delaware Action;

vii. any of the allegations in any complaint or amendment(s) thereto filed in the Consolidated Delaware Action;

viii. the "Employment Separation and General Release Agreement (Shane Albers)," dated April 20, 2011, including all exhibits attached thereto;

ix. the NW Capital loan or the NWRA advisory agreement between IMH and NW Capital and/or NWRA, respectively, and/or any of their affiliates; or

x. any deliberations, negotiations, representations, omissions or other conduct leading to the execution of the MOU, the Stipulation and/or the Settlement.

(Collectively, the "Released Claims.")

b. The Settling Parties agree that the scope of the Released Claims does not include:

i. any separate claims for defamation by individual Class members that were the subject of litigation pending as of December 1, 2011;

ii. any claims by Class members against any broker-dealers (or any of their agents or representatives) who sold Units in the Fund (but this exception does not apply to or preserve any Released Claims against any Released Parties);

iii. the Proxy Claim which is subject to a separate settlement agreement and which has been dismissed with prejudice;

iv. enforcement of this Stipulation, or any orders by the Court in furtherance thereof.

c. Upon Final Approval, Defendants shall have fully, finally and forever released, waived and discharged any claims against any of the Class Plaintiffs, or their counsel, and/or members of the Class, known or unknown, arising out of or relating to the prosecution or resolution of the Class Claims in the Consolidated Delaware Action, or that would have been compulsory counterclaims.

d. The releases contemplated by this Stipulation and the Released Claims extend to Unknown Claims. "Unknown Claims" means any claim that Settling Plaintiffs or any Class member do not know or suspect exists in his, her or its favor at the time of the release of the Released Claims as against the Released Parties, including without limitation those which, if known, might have affected the decision to enter into the Stipulation. With respect to any of the Released Claims, the Settling Parties stipulate and agree that upon Final Approval, Settling Plaintiffs and each Class member shall be deemed to have and by operation of the Final Judgment shall have expressly waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

"A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR."

Settling Plaintiffs acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of Settling Plaintiffs, and by operation of law the members of the Class, to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Settling Plaintiffs acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that the inclusion of "Unknown Claims" in the definition of "Released Claims" was separately bargained for and was a material element of the Stipulation and was relied upon by each and all of Defendants in entering into the Stipulation.

NO ADMISSION/CONCESSION

19. All the Defendants have vigorously denied and continue to vigorously deny any wrongdoing or liability with respect to all claims asserted in the Released Claims, including any allegations that they have committed any violations of law, that they have acted improperly in any way, and/or that they have any liability or owe any damages of any kind to Class Plaintiffs or the Class, but are entering into this Stipulation solely because they consider it desirable that the Released Claims be settled and dismissed with prejudice in order to, among other things, eliminate the burden, inconvenience, expense, risk and distraction of further litigation, and finally put to rest and terminate all the Released Claims which were or could have been asserted against Defendants in the Consolidated Delaware Action, and thereby continue to effectuate IMH's business plan.

20. Class Plaintiffs and their counsel have vigorously asserted and continue to vigorously assert that the claims Class Plaintiffs have asserted have legal merit. Class Plaintiffs and their counsel enter into this Stipulation because (a) they recognize that there are legal and factual defenses to the claims asserted in the Consolidated Delaware Action that Defendants have raised and might have raised throughout the pendency of the Consolidated Delaware Action; and (b) the Settlement is fair, reasonable, adequate, and in the best interests of Class Plaintiffs and the Class, including in light of the financial risks continued prosecution of the action would have to IMH.

21. It is the intent of the Settling Parties that this Stipulation not be used for any purpose other than to enforce the provisions of this Stipulation or the provisions of any related agreement, release, or exhibit hereto, or in order to support a defense of *res judicata*, collateral estoppel, accord and satisfaction, release, or other theory of claim

preclusion and/or issue preclusion or similar defense. Therefore, pursuant to this Stipulation, as ordered by this Court, and pursuant to the Delaware Rules of Evidence, the Settling Parties agree that the fact of entering into or carrying out this Stipulation, the exhibits hereto, and all negotiations, discussions, actions and proceedings in connection with this Stipulation, as well as the Stipulation and the Settlement itself, shall not constitute, be construed as, offered into evidence as, or deemed to be evidence of, a presumption, concession or an admission by any Settling Party, of any fault, liability or wrongdoing or lack of any fault, liability or wrongdoing, as to any facts or Released Claims alleged or asserted in the Consolidated Delaware Action or any other actions or proceedings, and shall not be interpreted, construed, deemed, involved, invoked, offered or received in evidence or otherwise used by any person, in the Consolidated Delaware Action or any other action or proceeding, whether civil, criminal or administrative, except as set forth herein.

22. This Stipulation shall not be legally binding upon any party unless and until this Stipulation is executed by all of the Settling Parties, and is subject to and expressly conditioned upon: (a) the entry by the Court of the Final Order and Judgment in substantially the form attached hereto as Exhibit K; (b) the entry by the Court of the Scheduling Order in substantially the form attached hereto as Exhibit L; (c) dismissal with prejudice of the Released Claims as to all members of the Class (including Class Plaintiffs); and (d) Final Approval (as defined below in Paragraph 29).

23. If the Court fails to approve the Stipulation in accordance with the terms described herein, and unless counsel for each of the Settling Parties, within ten (10) business days from any such terminating event agrees in writing to present to the Court for approval a modification to this Stipulation then all Settling Parties in their sole

judgment and discretion may agree: (a) this Stipulation (including Exhibits hereto) and/or the MOU shall be null and void and of no force and effect; and (b) the Settling Parties shall be deemed to have excused performance of any obligation owed to or by any Settling Party pursuant to any orders that may have been entered by the Delaware Court in connection with the Stipulation (including Exhibits hereto) and/or the MOU.

24. In any event of nullification as described in Paragraph 7 or 23, the Settling Parties shall be deemed to be in the position they were in prior to the execution of the MOU and the statements made herein and in connection with the negotiation of the MOU, this Stipulation, the Exhibits to this Stipulation, and/or the Settlement shall not be deemed to prejudice in any way the positions of the Settling Parties with respect to the Class Claims, or to constitute an admission of fact of wrongdoing by any Settling Party, shall not be used nor entitle any Settling Party to recover any fees, costs or expenses incurred in connection with the Consolidated Delaware Action.

25. Class Plaintiffs and their counsel represent and warrant that Class Plaintiffs are IMH shareholders, and were Unitholders in the Fund, at all pertinent and relevant times, and that none of Class Plaintiffs' claims or causes of action that are referred to in this Stipulation or that could have been asserted in the Consolidated Delaware Action have been assigned, encumbered, or in any manner transferred in whole or in part.

26. The Settling Parties represent and agree that the terms of the Stipulation were negotiated at arm's length and in good faith by their respective counsel, and reflect a settlement that was reached voluntarily based upon adequate information and sufficient confirmatory discovery and after consultation with experienced legal counsel. This Stipulation, together with all Exhibits, shall be deemed to have been mutually

prepared by the Settling Parties and shall not be construed against any of them by reason of authorship.

SCHEDULING ORDER, SETTLEMENT NOTICE AND FAIRNESS HEARING

27. As soon as practicable after the execution of the Stipulation, the Settling Parties shall seek entry of a Scheduling Order (substantially in the form attached hereto as Exhibit L; the "Scheduling Order"): (a) providing, among other things, that the Consolidated Delaware Action shall proceed as a class action on behalf of the Class defined in Paragraph 17, above; (b) approving the form of Notice of the proposed settlement of the Class Action to the Class (substantially in the same form attached hereto as Exhibit M; the "Notice"); (c) approving the Investor Advisory Committee Questionnaire (substantially in the form attached hereto as Exhibit N; the "Questionnaire"); (d) enjoining prosecution of any Released Claims pending Final Approval; (e) directing that Notice and the Questionnaire be provided to members of the Class; and (f) scheduling a fairness hearing to consider final approval of the Settlement.

28. If the Court approves the Settlement following the fairness hearing (including any modification to the Stipulation made as provided for herein) as fair, reasonable and adequate and in the best interest of the Class and makes the fairness determination described in Paragraph 2, the Parties shall jointly request the Court to enter a Final Order and Judgment substantially in the form attached hereto as Exhibit K: (a) approving the Settlement; (b) unconditionally certifying the Class as defined in Paragraph 16; (c) providing for the full and complete discharge, dismissal with prejudice on the merits, settlement and release of all Released Claims, as defined in Paragraph 18.

29. "Final Approval" of this Settlement means that the Court has entered the Final Order and Judgment in substantially the form attached as Exhibit K, and that

either: (a) the time for a motion to alter or amend, and for rehearing or reconsideration, appellate review, and review by petition for *certiorari* has expired, and no motion to alter or amend or for rehearing, reconsideration and/or notice of appeal or petition for *certiorari* has been filed; or (b) if rehearing, reconsideration, appellate review or petition for *certiorari* has been sought, after all avenues of rehearing, reconsideration, reconsideration, appellate review or review by petition for *certiorari* have been exhausted and no further rehearing, reconsideration, appellate review or review by petition for *certiorari* is permitted, or the time for seeking such has expired, and the Judgment has not been modified, amended or reversed in any way, provided, however, and notwithstanding any provision to the contrary in this Stipulation, Final Approval shall not include the approval of attorneys' fees and the reimbursement of expenses to Class Plaintiffs' Counsel as provided in Paragraphs 39-42 below, and any appeal related thereto.

ADMINISTRATION AND CALCULATION OF CLAIMS AND SUPERVISION AND DISTRIBUTION OF THE SETTLEMENT FUND

30. RSM McGladrey, Inc. is hereby designated as the Claims Administrator, subject to approval of the Court. (If for any reason RSM McGladrey, Inc. is unable to serve or is not approved by the Court, Co-Lead Counsel shall designate a similarly situated firm as Claims Administrator, subject to the approval of the Court). The Claims Administrator, subject to such supervision and direction of the Court and Co-Lead Counsel as may be necessary or as circumstances may require, shall administer, adjudicate, and calculate the claims submitted by members of the Class.

31. Defendants shall provide, or cause to be provided, to Co-Lead Counsel, to the applicable Trustee or other exchange or subscription agent of the Company, and to

the Claims Administrator, a list of all former Unitholders of the Fund who were record holders as of May 13, 2010, as provided in the Class definition in Paragraph 17, for providing notice to the members of the Class. Co-Lead Counsel and/or the Claims Administrator shall be responsible for providing the Notice and Questionnaire to Class members. All costs associated with providing the Notice and Questionnaire shall be paid in accordance with Paragraph 32.

32. The Settlement Fund shall be applied as follows:

a. to pay all the costs and expenses reasonably and actually incurred in connection with providing the Notice, locating Class members, assisting with the completion of the Questionnaire, administering and distributing any portion of the Settlement Fund to Authorized Claimants, and paying escrow fees and costs, if any;

b. to pay the Taxes and Tax Expenses described above;

c. to pay Co-Lead Counsels' attorneys' fees and expenses with interest, consistent with Paragraphs 39-42, if and to the extent allowed by the Court; and

d. to distribute, if all conditions to distribution are met and the Court approves, any remaining portion of the Settlement Fund to Class members on a *pro rata* basis as set forth in Paragraph 9, above.

Any decision by the Court concerning the foregoing shall not affect the binding nature of the Settlement on all Parties.

33. As soon as reasonably practicable after Final Approval, and in accordance with the terms of Settlement, the Claims Administrator shall distribute pursuant to

paragraph 32 (d) any portion of the Settlement Fund not used to pay the amounts set forth in Paragraph 32 (a)-(c).

34. This is not a claims-made settlement and, if all conditions of the Settlement are satisfied, no portion of the Settlement Fund will be returned unless specifically provided herein.

35. No Released Party shall have any responsibility for, interest in, or liability whatsoever with respect to the making or overseeing any of the payments or distributions for costs, fees or expenses in connection with the Settlement Fund, the determination, administration, or calculation of claims, the payment or withholding of Taxes or Tax Expenses, or any losses incurred in connection therewith.

36. No Class member shall have any claim against Co-Lead Counsel or the Claims Administrator based on distributions made substantially in accordance with the Settlement. No person shall have any claim whatsoever against Released Parties, Released Parties' Counsel, the Shareholder Notes Trustee, the Rights Offering Trustee, any exchange agent or subscription agent, and/or the Transfer Agent arising from or related to any distributions made or not made from the Settlement Fund, or arising from or related to the Notes Offering or the Rights Offering as long as their actions are in accordance with applicable law and substantially in accordance with the Settlement.

37. Upon Final Approval, any and all remaining interest or right of Defendants in or to the Settlement Fund, if any, shall be absolutely and forever extinguished except as otherwise set forth in this Stipulation.

AWARD OF ATTORNEYS' FEES, EXPENSES AND PAYMENTS TO CLASS PLAINTIFFS

38. Co-Lead Counsel and liaison class counsel (collectively, "Class Counsel") will apply to the Court for distributions from the Settlement Fund and Shareholder Notes for: (a) an award of attorneys' fees; plus (b) reimbursement of expenses, including the fees of any experts or consultants incurred in connection with prosecuting the Consolidated Delaware Action; (c) awards to Class Plaintiffs to be paid from any attorneys' fees awarded; plus (d) any interest on such attorneys' fees, expenses and until paid at the same rate and for the same periods as earned by the Settlement Fund (the "Fee Application"). Defendants reserve their rights to be heard on Class Counsel's application for an award of attorneys' fees.

39. Attorneys' fees, and reimbursement of expenses to Class Counsel, in such amounts as approved by the Court, shall be paid (a) from the Settlement Fund within three (3) business days following entry of the Final Order and Judgment in substantially the form attached as Exhibit K and (b) Shareholder Notes at the time of the payments on such Notes. Notwithstanding the existence of any timely-filed objections to Class Counsel's application for an award of fees and expenses or the potential for, or the pendency of, an appeal from any Order authorizing same, any cash amounts approved by the Court of Chancery shall be paid to Class Counsel following entry of the Final Order and Judgment in substantially the form attached as Exhibit K subject to the obligation of such Class Counsel who actually received payment of such fees or expenses to refund or pay back any such amount, plus interest, in the event that: (i) the judgment or order

awarding fees and expenses is reversed or modified; or (ii) the Settlement is canceled or terminated for any reason. In the event that Class Counsel becomes obligated to repay all or some of such attorneys' fees or expenses, Class Counsel who actually received payment of such fees shall, within ten (10) business days after receiving notice from Defendants' counsel or from a court of appropriate jurisdiction, refund to the Settlement Fund such amount of fees or expenses (or both) plus interest thereon at the same rate as earned on the Settlement Fund. If the Settlement is canceled or terminated for any reason and Class Counsel fails to make such refund to the Settlement Fund within the time deadline provided above, Class Counsel who actually received payment of such fees will be obligated to reimburse Defendants all reasonable attorneys' fees and costs incurred by Defendants in seeking to recover the funds owed by Class Counsel. Neither Class Plaintiffs nor any Class member shall have any right to terminate or withdraw from the Stipulation and/or Settlement by reason of any order entered by the Court relating to attorneys' fees and expenses, and the binding nature of the Stipulation and/or Settlement shall not be affected by any order entered by the Court relating to such matters.

40. Except for the Cash Consideration specifically provided for in Paragraph 8 and the Trustee's and Transfer Agent's expenses as provided in Paragraphs 1(f) and 3(d), no Released Party shall have any obligation to pay or bear any amounts, expenses, costs, damages, or fees to or for the benefit of Class Plaintiffs or any Class members in connection with this Settlement, including but not limited to attorneys' fees and

expenses for any counsel to any Class member, or any costs of notice or settlement administration or otherwise.

41. Neither a modification nor a reversal on appeal of the amount of fees, costs and expenses awarded by the Court to Class Plaintiffs' Counsel, nor amount of awards to Class Plaintiffs shall be deemed a material modification of the Settlement.

PRESS RELEASE AND NON-DISPARAGEMENT

42. The Settling Parties agree that the Press Release attached hereto as Exhibit O will serve as the exclusive written statement to the press by any and all Settling Parties concerning the settlement of the Class Claims. Nothing in this paragraph shall prevent IMH from complying with any applicable securities law disclosure requirements, or impose any delay or condition on such compliance or prevent Class Counsel from providing information concerning the settlement on their respective web sites. Class Plaintiffs and Class Counsel agree not to engage in any verbal or written communication with third parties that disparages, defames, maligns, or harms the reputation of any of the Released Parties. Class Plaintiffs and Class Counsel further agree not to publicly criticize or disparage any Released Party and not to privately criticize or disparage any Released Party in a manner intended or reasonably calculated to result in public embarrassment to, or injury to the reputation of, such Released Party. Each Released Party agrees not to engage in any verbal or written communication with third parties that disparages, defames, maligns, or harms the reputation of any of the Class Plaintiffs or Class Counsel concerning this Action or the Settlement. Each Released Party further agrees not to publicly criticize or disparage any Class Plaintiffs or Class Counsel and not to privately criticize or disparage any Class Plaintiffs or Class Counsel in a manner intended or reasonably calculated to result in public embarrassment to, or injury to the

reputation of, such Class Plaintiffs or Class Counsel concerning this Action or the Settlement. Nothing herein is intended to prevent the truthful testimony of an individual or of the representative of any entity in a proceeding or as otherwise required by law.

MISCELLANEOUS

43. The Settling Parties (a) acknowledge that it is their intent to consummate this Stipulation; and (b) agree to cooperate to the extent reasonably necessary to effectuate and implement all terms and conditions of the Stipulation and to exercise their reasonable best efforts to accomplish the foregoing terms and conditions of the Stipulation.

44. Class Plaintiffs and Co-Lead Counsel agree to assume the lead role in moving the Court to approve this Settlement and in defending the Settlement against any objections by Class members, and defending any appeal taken by an objecting Class member.

45. Without further order of the Court, the Settling Parties may agree to reasonable extensions of time to carry out any of the provisions of this Stipulation.

46. The Stipulation, together with the Exhibits attached hereto, is a fully integrated agreement and constitutes the entire agreement among the Settling Parties with respect to the subject matter hereof, replaces and supersedes the MOU, and may be amended or modified only by a written instrument signed by or on behalf of all signatories hereto or their respective successors-in-interest.

47. This Stipulation, the Exhibits attached hereto, the Settlement, and all disputes arising out of or relating thereto, whether in contract, tort or otherwise, shall be

governed by, and construed in accordance with, the laws of the State of Delaware, without regard to principles of conflicts of laws.

48. The Settling Parties agree that any dispute arising out of or relating in any way to this Stipulation, the Exhibits hereto, and/or the Settlement (i) shall be brought, heard and determined exclusively in this Court (provided that, in the event that subject matter jurisdiction is unavailable in this Court, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in Wilmington, Delaware) and (ii) shall not be litigated or otherwise pursued in any other forum or venue. THE SETTLING PARTIES EXPRESSLY WAIVE ANY RIGHT TO DEMAND A JURY TRIAL AS TO ANY DISPUTE DESCRIBED IN THE PRECEDING SENTENCE.

49. All of the Exhibits referred to herein and attached hereto shall be incorporated by reference as though fully set forth herein.

50. To the extent permitted by law, all agreements made and orders entered during the course of the Actions relating to the confidentiality of documents or information shall survive this Stipulation.

51. Any waiver by any Settling Party of any breach of this Stipulation by any other Party shall not be deemed a waiver of that or any other prior or subsequent breach of any provision of this Stipulation by any other Settling Party.

52. This Stipulation may be executed in counterparts, including by signature transmitted by email in PDF format or by facsimile. Each counterpart when so executed shall be deemed to be an original, and all such counterparts together shall constitute the same instrument. The undersigned signatories represent that they have authority from their respective clients to execute this Stipulation. The terms of this Stipulation and the

Settlement shall inure to the benefit of and be binding upon the Settling Parties (including all Class members) and their respective agents, executors, heirs, successors and assigns, including any and all of the Defendants and Defendants' affiliates and any corporation, partnership, or other entity into or with which any party hereto may merge, consolidate or reorganize, provided that no Settling Party shall assign or delegate its rights or responsibilities under this Stipulation without the prior written consent of the other Settling Parties hereto.

IN WITNESS WHEREOF, the Settling Parties intending to be legally bound, have caused this stipulation to be executed and delivered by their duly authorized attorneys dated as of March 19, 2013.

[Signatures begin on next page]

By: 

Pamela S. Tikellis (#2172)
Robert J. Kriner, Jr. (#2546)
Tiffany J. Cramer (# 4998)
Chimicles & Tikellis LLP
222 Delaware Avenue, Suite 1100
Wilmington, DE 19899
Tel: (302) 656-2500

- and -

By: ______________________

Norman M. Monhait (#1040)
Rosenthal, Monhait & Goddess, P.A.
919 N. Market Street, Suite 1401
Citizens Bank Center
Wilmington, DE 19801
Tel: (302) 656-4433

Co-Delaware Liaison Counsel for Plaintiffs

By: ______________________

Jeffrey C. Zwerling
ZWERLING, SCHACHTER & ZWERLING, LLP
41 Madison Avenue
New York, NY 10010
(212) 223-3900

- and -

By: ______________________

Jeffrey A. Klafter
KLAFTER OLSEN & LESSER LLP
Two International Drive, Suite 350
Rye Brook, New York 10573
Tel: (914) 934-9200

Co-Lead Counsel for Class Plaintiffs

By: ______________________

Pamela S. Tikellis (#2172)
Robert J. Kriner, Jr. (#2546)
Tiffany J. Cramer (# 4998)
Chimicles & Tikellis LLP
222 Delaware Avenue, Suite 1100
Wilmington, DE 19899
Tel: (302) 656-2500

- and -

By: ______________________

Norman M. Monhait (#1040)
Rosenthal, Monhait & Goddess, P.A.
919 N. Market Street, Suite 1401
Citizens Bank Center
Wilmington, DE 19801
Tel: (302) 656-4433

Co-Delaware Liaison Counsel for Plaintiffs

By: ______________________

Jeffrey C. Zwerling
ZWERLING, SCHACHTER & ZWERLING, LLP
41 Madison Avenue
New York, NY 10010
(212) 223-3900

- and -

By: ______________________

Jeffrey A. Klafter
KLAFTER OLSEN & LESSER LLP
Two International Drive, Suite 350
Rye Brook, New York 10573
Tel: (914) 934-9200

Co-Lead Counsel for Class Plaintiffs

By: ______________________
Pamela S. Tikellis (#2172)
Robert J. Kriner, Jr. (#2546)
Tiffany J. Cramer (# 4998)
Chimicles & Tikellis LLP
222 Delaware Avenue, Suite 1100
Wilmington, DE 19899
Tel: (302) 656-2500

- and -

By: ______________________
Norman M. Monhait (#1040)
Rosenthal, Monhait & Goddess, P.A.
919 N. Market Street, Suite 1401
Citizens Bank Center
Wilmington, DE 19801
Tel: (302) 656-4433

Co-Delaware Liaison Counsel for Plaintiffs

By: ______________________
Jeffrey C. Zwerling
ZWERLING, SCHACHTER & ZWERLING, LLP
41 Madison Avenue
New York, NY 10010
(212) 223-3900

- and -

By: ______________________
Jeffrey A. Klafter
KLAFTER OLSEN & LESSER LLP
Two International Drive, Suite 350
Rye Brook, New York 10573
Tel: (914) 934-9200

Co-Lead Counsel for Class Plaintiffs

By: 

Richard D. Heins (#3000)
Andrew D. Cordo (#4534)
Ashby & Geddes
500 Delaware Avenue, 8th Floor
P.O. Box 1150
Wilmington, Delaware 19801
Tel: 302-654-1888

- and -

By: 

Michael N. Ungar
ULMER BERNE LLP
1660 West 2nd Street, Suite 1100
Cleveland, OH 44113-1448
Tel: 216-583-7002

Counsel for Defendants

By: 

Robert Wertheimer
PAUL HASTINGS LLP
75 East 55th Street
New York, NY 10022
Tel. 212-318-6000

Counsel for New World Realty Advisors, LLC and NWRA Ventures I, LLC

APPENDIX 1
TABLE OF EXHIBITS

Exhibit	Document
A	Shareholder Note Offering Circular
B	Shareholder Note Inter-Creditor Agreement
C	Shareholder Note Indenture
D	Shareholder Note
E	Rights Offering Circular, Rights Offering Indenture and Rights Offering Note
F	Rights Offering Inter-Creditor Agreement
G	Reserve Escrow Account Agreement
H	Meris Restriction Agreement
I	Darak Restriction Agreement
J	NWRA Consent to modification of consulting contract
K	Final Order and Judgment
L	Scheduling Order
M	Notice
N	Investor Advisory Committee Questionnaire
O	Press Release

CLEV1997 2004147v12
38276.00015